Proven

Leadership Results Products Technologies Financials

2003 Biomet Annual Report

The Company

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy, including reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, general surgical instruments, arthroscopy products, spinal implants, bone cements and accessories, bone substitute materials, craniomaxillofacial implants and dental reconstructive implants and associated instrumentation. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in more than 100 countries.

Annual Meeting

1:30 p.m., local time
Saturday, September 27, 2003
Biomet, Inc.
Airport Industrial Park
56 East Bell Drive
Warsaw, Indiana 46582

Investor Contact

Biomet, Inc.
c/o Barbara A. Goslee
Corporate Communications Manager
P.O. Box 587
Warsaw, Indiana 46581-0587
Phone: 574.267.6639 or 574.372.1514
Email: barb.goslee@biometmail.com

Transfer Agent

American Stock Transfer & Trust Company
Shareholder Relations
59 Maiden Lane
New York, NY 10007
Phone: 212.936.5100 or 800.937.5449
Email: info@amstock.com
Internet Address: www.amstock.com

Form 10-K

A copy of the Company's most recent Form 10-K, as filed with the Securities and Exchange Commission (including consolidated financial statements and schedules thereto), will be provided to shareholders upon written request to the Company's Investor Contact. The Form 10-K is also available on the Internet by accessing Biomet's website at www.biomet.com.

Mailing Procedure

One annual report is mailed to shareholders with the same last name residing in the same household. Shareholders may request additional copies by calling the Company's Investor Contact. With the popularity of the Internet as a means of accessing information, we have discontinued the printing of quarterly reports in the brochure format. Biomet's annual and quarterly reports are available on the Internet via our corporate website at www.biomet.com. If you do not have access to the Internet and would like to receive a hard copy of the quarterly report, please notify the Investor Contact and we will forward one to you.

Consolidated Financial Highlights

Biomet, Inc. & Subsidiaries (dollars in thousands, except per share amounts)

Years ended May 31:	2003	2002	Percent Change
Net sales	$1,390,300	$1,191,902	+17%
Gross profit	983,005	859,175	14
Operating income	432,305	370,694	17
Net income	286,701	239,740	20
Basic earnings per share	1.10	.89	24
Working capital	845,101	715,245	18
Total assets	1,672,169	1,521,723	10
Cash and investments	418,594	386,517	8
Cash flow from operations	310,277	184,237	68
Shareholders' equity	1,286,134	1,176,479	9
Book value per share	4.99	4.46	12
Net profit margin	20.6%	20.1%	
Return on equity	23.3%	20.6%	

Proven

Leadership

Results

Products

Technologies

Financials

To Our Shareholders

Fiscal year 2003 was another record year for Biomet. The Company's twenty-five year string of record sales and earnings remains intact and is a testament to the strong team that has been assembled since Biomet's inception. Additionally, Biomet has reported 100 quarters of record year-over-year sales and earnings.* Net sales for fiscal year 2003 increased 17% to $1,390,300,000 from $1,191,902,000. Net income increased 20% from $239,740,000 to $286,701,000 and diluted earnings per share increased 25% from $.88 to $1.10. The strength and consistency of Biomet's financial results are evidenced by the Company's fifteen year compound annual growth rates in sales, operating income and earnings per share of 19%, 23% and 23%, respectively.

During fiscal year 2003, reconstructive device sales grew 20% from $721,004,000 to $867,602,000; fixation sales increased 10% from $215,544,000 to $237,117,000; spinal product sales increased 15% from $125,119,000 to $143,607,000; and "other product" sales increased 9% from $130,235,000 to $141,974,000. Domestic sales increased 13% from $856,375,000 to $966,638,000, while international sales increased 26% from $335,527,000 to $423,662,000.

The Company's efforts to establish a direct presence in Japan are beginning to materialize with revenues of approximately $10 million in fiscal year 2003. We believe Biomet is poised to continue its penetration of this attractive market in the years ahead. The Company continues to receive approvals to market additional product lines in the reconstructive, fixation, spinal and arthroscopy segments of the musculoskeletal products market in Japan, which is estimated to exceed $1 billion. Additionally, we have assembled an experienced salesforce, which we will continue to augment as we expand our market position in the future.

As a direct result of investing in research and development programs and new product technologies during the last twenty-six years, in addition to selective small- to medium-sized acquisitions, Biomet currently possesses one of the broadest product portfolios addressing the fastest growing market segments of the musculoskeletal products industry. Consequently, the Company is extremely well balanced and poised to capitalize on the continued growth anticipated in these market segments in the years to come. In the United States, Biomet holds the number four market position in knees, hips, the spinal market segment and the procedure-specific arthroscopy market; the number two market position in shoulders, fixation, dental reconstructive implants, bone cements and accessories, and softgoods and bracing; the number one position in electrical stimulation and external fixation; and the number three position in craniomaxillofacial fixation. Biomet Merck is the fourth-largest market participant in the European musculoskeletal products market. Additionally, the Company has a full product pipeline in the exciting orthobiologics market.



Niles L. Noblitt, Chairman of the Board (left) and Dane A. Miller, Ph.D., President and Chief Executive Officer

Net Sales
(in thousands)
$1,390,300


Other
$141,974
10%
Spinal
Products
$143,607
10%
63%
17%
Fixation
$237,117
Reconstructive
$867,602

20% Increase – Reconstructive
10% Increase – Fixation
15% Increase – Spinal Products
9% Increase – Other

Net Sales
(in thousands)
$1,390,300


International
$423,662
30%
70%
United States
$966,638

13% Increase – United States
26% Increase – International

* *Excluding litigation charges in the fourth quarter of fiscal 1999 and the third quarter of fiscal 2001.*

Net Sales
(in thousands)
2003 – $1,390,300



$1400000
1200000
1000000
800000
600000
400000
200000
0

Fiscal Years 1988 – 2003
19% Compound Annual Growth Rate

Operating Income
(in thousands)
2003 – $432,305



$450000
400000
350000
300000
250000
200000
150000
100000
50000
0

Fiscal Years 1988 – 2003
23% Compound Annual Growth Rate

Basic Earnings Per Share
2003 – $1.10



$1.20
1.00
.80
.60
.40
.20
0

Fiscal Years 1988 – 2003
23% Compound Annual Growth Rate

Calendar year 2003 is anticipated to be another year of change and consolidation in the orthopedic industry. On March 20, 2003, Smith & Nephew announced plans to acquire Centerpulse for approximately $2.3 billion. On May 20, 2003, Zimmer announced a hostile tender offer of approximately $3.2 billion for Centerpulse. While the company that succeeds in acquiring Centerpulse will be a larger competitor in the orthopedic marketplace, we believe that the uncertainty and confusion associated with these transactions will create opportunities for Biomet in the orthopedic marketplace.

Biomet's balance sheet is one of the strongest in the orthopedic industry, with no long-term debt, $418.6 million in cash and investments and shareholders' equity of $1.286 billion. During fiscal year 2003 Biomet's cash flow from operating activities amounted to $310 million. The Company's quality balance sheet and positive cash flow from operations afford the Company significant latitude with respect to strategic investments in, or acquisitions of, other companies, product lines or technologies that can expand Biomet's operations throughout the world. We intend to continue our focus on expanding operations that do not currently have significant market share positions with small- to medium-sized acquisitions. Of Biomet's approximately $1.4 billion in sales, acquisitions have accounted for less than $350 million in revenues during the past twenty-six years.

On July 2, 2003, the Company announced the decision by its Board of Directors to declare a cash dividend of $0.15 per share payable on July 18, 2003, to shareholders of record at the close of business on July 11, 2003. The declaration of this dividend is an expression of appreciation for the continued support of our shareholders and is further reinforced by the Company's record financial performance throughout fiscal year 2003, and by our optimism for continued strong results in fiscal year 2004. Furthermore, the recently enacted, favorable tax laws influenced the Board's decision to increase Biomet's dividend by 50% over the dividend paid to shareholders in July 2002.

Additionally, the Board of Directors authorized the repurchase of two million shares of Biomet's outstanding Common Shares to be automatically repurchased in equal increments over the next twelve-month period, irrespective of market conditions. This plan replaces the previously announced automatic repurchase program of $24 million of outstanding Common Shares. The Board also authorized the purchase of up to an additional $100 million of the Company's outstanding Common Shares in open market or privately negotiated transactions. Purchases of the additional $100 million worth of Common Shares, if any, will be based on market conditions and will extend over a one-year time period between July 3, 2003 and July 2, 2004. Approximately $436 million of the Company's Common Shares have been repurchased in the previously authorized share repurchase programs beginning in December 2001. The expansion of Biomet's share repurchase program is a reflection of today's poor investment return environment and the Company's continued positive cash flow.

The Biomet team, which encompasses over 5,000 team members and dedicated salesforces of over 2,000 sales representatives, introduced approximately 80 new products to the estimated $16 billion worldwide musculoskeletal products market during the past fiscal year. Additionally, over 340 new products have been introduced by the Biomet team during the past four years, while the size of the Company's worldwide salesforces has increased approximately 300% over the past ten years. The breadth and depth of Biomet's product lines is unparalleled in the musculoskeletal products industry and is further reinforced by our excellent track record of developing and marketing clinically-proven products, which directly assist orthopedic surgeons and benefit patients throughout the world.

We would like to thank our shareholders, team members, sales representatives and customers for your continued support of the Company. In twenty-six short years Biomet has become a leading company in the musculoskeletal products marketplace with a large, dynamic distribution network and an extremely broad product pipeline that is second to none in the industry.

Respectfully,

Dane A. Miller, Ph.D.
President and
Chief Executive Officer

Niles L. Noblitt
Chairman of the Board

U.S. Musculoskeletal Market Review

Biomet believes the 2003 domestic musculoskeletal products market is $9.53 billion and growing at an annual rate of 14–16%. The most influential factors contributing to the strong market growth are demographics and new products and technologies. Specifically, there has been an increase in the volume of procedures as a result of favorable demographics due to aging baby boomers and a shift to innovative products and technologies to treat this large segment of the population. The orthopedic implant patient has typically been in the age range of 55–75 years. However, many surgeons regard patients younger than 55 years as candidates for alternative-bearing products, such as Biomet's metal-on-metal hip articulation systems, designed to produce better wear characteristics than traditional metal-polyethylene systems. The Repicci II® Unicondylar Knee System is another product that is well-suited for younger patients, as it is designed to address patients with osteoarthritis that is confined to one condyle of the knee. Surgeons have also demonstrated an increased willingness to perform reconstructive procedures on patients over the age of seventy-five as a result of the better health status of today's elderly patients and the reduction in operating room time due to the general improvement in instrumentation and techniques. Additionally, a patient who has already received one implant to gain mobility may eventually need implants in other arthritic joints to remain active.

The domestic musculoskeletal products market is also experiencing increased demand for standard line products implanted with specially-designed instruments for minimally-invasive procedures in the reconstructive, spinal and fixation segments. Complementary products designed to enhance the success of minimally-invasive procedures, such as image guidance technology, are also experiencing excellent market acceptance. Additionally, biomaterials products are playing an important and ever-increasing role in the domestic musculoskeletal products market. The LactoSorb® line of resorbable fixation products has been particularly beneficial in the arthroscopy, craniofacial fixation and internal fixation segments of the market, by eliminating the need for a second procedure to retrieve a traditional metal implant after healing has occurred. Biomet has also developed a broad range of synthetic bone substitute materials for use in reconstructive, craniomaxillofacial fixation and spinal applications with various formulations to address multiple indications.

Orthopedic Reconstructive Device Market

The largest segment of the domestic musculoskeletal products market is the $3.81 billion orthopedic reconstructive device market, which is estimated to be growing 13–15% annually. The knee reconstructive device market is estimated to be $2.035 billion, while the hip reconstructive device market is estimated at approximately $1.625 billion. Biomet has the number four market share position in the domestic knee and hip markets. The shoulder reconstructive device market is a relatively small, but growing segment, estimated to be $100 million and

2003
U.S. Musculoskeletal Products Market
(Biomet estimates in millions)
$9.53 Billion



Orthopedic Reconstructive Devices $3,810
Dental Reconstructive Implants $390
Arthroscopy $770
Bone Cements & Accessories $180
Spinal Products $2,180
O.R. Supplies $300
Fixation $1,170
Powered Surgical Equipment $205
Softgoods & Bracing $525

2003
U.S. Orthopedic Reconstructive Device Market
(Biomet estimates in millions)
$3.81 Billion



Hips $1,625
Knees $2,035
Shoulders $100
Other $50

2003
U.S. Spinal Products Market
(Biomet estimates in millions)
$2.18 Billion



Machined Allograft $325
Fusion Cages $295
Growth Factors, Platelets, Vertebroplasty $295
Electrical Stimulation $200
Allograft & Bone Substitute Materials $235
Plates, Rods, Screws $830

2003
U.S. Fixation Market
(Biomet estimates in millions)
$1.17 Billion



External Fixation $165
Allograft & Bone Substitute Materials $175
Growth Factors & Platelets $25
Electrical Stimulation $160
Craniomaxillofacial Fixation $185
Internal Fixation $460

Major, Publicly-Listed Orthopedic Companies in the United States

	Reconstructive Total Joints	Spinal Products	Fixation	Dental Reconstructive Implants	Procedure-Specific Arthroscopy	Ortho-biologics	Bone Growth Stimulation
BMET	√	√	√	√	√	X	√
SYK	√	√	√		√	X	
ZMH	√						
SNN			√		√		√

√ *Top 4 Market Position — United States*
X *Products currently in development with products on the market*

BMET—Biomet *SYK—Stryker* *ZMH—Zimmer* *SNN—Smith & Nephew* the market for other joints is estimated at $50 million. Biomet holds the number two market position in the domestic shoulder market.

According to the United States Census Bureau projections, the 55 to 75 year-old population is expected to grow 65%, to seventy-five million people, by the year 2023. One in three adults in the United States, a total of approximately seventy million people, are suffering from arthritis and other chronic joint problems, according to a recent comprehensive study released by the Centers for Disease Control and Prevention. An estimated ten percent of arthritis sufferers, or seven million Americans, are limited in their daily activities as a result of this disabling disease.

Spinal Products Market

The $2.18 billion spinal products market is the second-largest segment of the musculoskeletal products market in the United States. EBI, L.P. ("EBI") possesses the fourth-leading position in this attractive market segment, currently growing at an estimated annual rate of 20–25%. The spinal products market includes various spinal fusion options for treating chronic back pain and consists of six sub-segments. The largest sub-segment is the $830 million plate, rod and screw market. The other five sub-segments are relatively close in size, with the machined allograft market estimated at $325 million and the fusion cage market estimated to be $295 million. The fastest growing sub-segment of the spinal products market, estimated at $295 million, consists primarily of bone growth factors and platelet collection/concentrate systems, along with products for vertebroplasty procedures. The allograft and bone substitute materials market is estimated at $235 million and the electrical bone growth stimulation market is approximately $200 million.

Back pain is experienced by approximately 80% of adult Americans at some point in their lives, and is the second leading cause of job absenteeism, according to the North American Spine Society. An increasing number of patients are seeking relief from chronic pain via surgical intervention, typically a spinal fusion procedure. Fusion procedures are indicated primarily for motion-induced pain, as a result of spinal fractures, deformities or instability. Other surgical options have been explored for treatment of back pain including artificial disc replacement procedures, which are designed to eliminate pain, while maintaining motion.

Fixation Market

Over ten million individuals are treated for bone fractures annually in the United States. The $1.17 billion domestic fixation market is currently exhibiting an estimated annual growth rate of 9–11%. Biomet is the second-leading participant in the domestic fixation market. The $460 million internal fixation market is the largest of the six fixation sub-segments. At the end of the first quarter of fiscal year 2004, Biomet's domestic internal fixation business will be transferred to its EBI subsidiary to allow one salesforce to distribute a full range of orthopedic fixation products. This should provide increased focus on the Company's orthopedic internal fixation business. EBI continues to be the leader in the estimated $165 million external fixation market and the $160 million electrical stimulation market. Biomet's Walter Lorenz Surgical subsidiary ("Lorenz Surgical") is the third-leading participant in the $185 million craniomaxillofacial fixation market with a broad product line of titanium plates and screws, as well as resorbable fixation systems. The $175 million allograft/bone substitute materials market and the $25 million bone growth factor/platelet collection system market are the two fastest growing segments of the domestic fixation market.

Sports Medicine Market

Arthrotek, Inc. ("Arthrotek") continues to capture market share in the $770 million domestic arthroscopy market, which is growing at an estimated 9–11% annually. Additionally, Arthrotek maintains the fourth-largest position in the procedure-specific arthroscopy market. According to the United States Consumer Product Safety Commission, more than one million sports injuries are treated on an annual basis for baby boomers alone. EBI secures the number two position in the $525 million softgoods and bracing market, which is growing at an estimated 6–8% annual rate.

Dental Reconstructive Implant Market

The dental reconstructive implant market is estimated to be $390 million in the United States. Biomet's dental reconstructive implant subsidiary, Implant Innovations, Inc. ("3i") competes in this market, which is estimated to be growing 14–16% annually. In the United States, 3i is the number two market share leader and has the number three market share position worldwide. The worldwide dental reconstructive implant market is approximately $990 million and experiencing similar growth rates to the domestic market. More than twenty million people in the United States have lost all of their natural teeth and more than 100 million have lost 11–15 teeth, according to the American Dental Association. An increasing number of people are choosing to invest in dental reconstructive implants as the best option for permanent tooth replacement.

Bone Cements & Accessories Market

The domestic bone cements and accessories market totals approximately $180 million and is growing at an estimated annual rate of 4–6%. Bone cements comprise $100 million of this market with the balance being accessories. Biomet Orthopedics entered the bone cements and accessories market on June 1, 2000, with products obtained through the Biomet Merck joint venture to become the number two market share leader within one year.

International Markets

Biomet participates in the estimated $16 billion worldwide musculoskeletal products market. The Company's most significant market presence outside of the United States is in Europe, competing in the musculoskeletal products market through the Biomet Merck joint venture. The Company's products are receiving excellent market acceptance in the over $1 billion musculoskeletal products market in Japan, as a result of Biomet's conversion to a direct distribution network in this country during fiscal year 2002. Additionally, Biomet continues to expand its presence in other favorable international markets.

Product and Technology Review

The Company competes in the worldwide musculoskeletal products market with a salesforce of over 2,000 service-oriented, technical sales representatives. We report sales of our products and technologies under four major product categories: reconstructive, fixation, spinal and "other products."

Reconstructive

Worldwide sales of reconstructive products comprised 63% of the Company's total revenues and increased 20% during fiscal year 2003 to $867.6 million. Reconstructive products include Biomet's orthopedic reconstructive devices and 3i's dental reconstructive implants. Orthopedic reconstructive devices include knee, hip and extremity implants, as well as bone cements and accessories, and are distributed by a network of approximately 525 domestic technical field representatives, 445 European representatives and an additional 155 sales representatives in the rest of the world. Dental reconstructive implants are distributed by 3i's domestic salesforce of approximately 70 representatives and a salesforce of 165 outside the United States.



To facilitate minimally-invasive total knee procedures, Biomet introduced the Maxim® MI Instruments.



The instrumentation system for the Microplasty™ Minimally Invasive Hip Program is designed for a posterior approach to total hip replacement.

Knee revenue growth during fiscal year 2003 was led by sales of the primary and revision Ascent™ Total Knee Systems, the Biomet® Orthopaedic Salvage System ("OSS") and the Company's minimally-invasive unicompartmental knee systems. The Ascent™ Total Knee System is engineered to provide improved joint stability and increased range of motion, while the Ascent™ Revision Knee System offers numerous modular options addressing a wide range of bone defects. The OSS implants are designed for oncology cases and revision procedures involving extensive bone loss or soft tissue deficiency. Biomet continues to advance its pioneering and leading position in the worldwide minimally-invasive unicompartmental knee market with its three major systems: the Repicci II® Unicondylar Knee System, the Oxford™ Phase 3 Mobile Bearing Unicompartmental Knee and the Vanguard M™ Series Unicompartmental Knee System. The Repicci II® System is the only minimally-invasive unicondylar knee implanted using a bone-conserving approach and can be performed on an outpatient basis. The Oxford™ Phase 3 is a mobile-bearing unicompartmental knee available outside the United States, primarily in Europe, and is currently being introduced in the Japanese market. The Vanguard M™ System, designed for surgeons who prefer a conventional, fully-instrumented unicompartmental knee system, has experienced excellent market acceptance since its introduction in the domestic market during the second quarter of fiscal year 2003.

During the fourth quarter of fiscal year 2003, clinical evaluation was initiated for the fixed-bearing cruciate-retaining and posterior-stabilized versions of the Vanguard™ Complete Knee Replacement System. The Company plans to complete the instrument design for these two versions of Biomet's newest and most comprehensive knee system and begin development focus on the mobile-bearing and revision aspects of the system during the first quarter of fiscal year 2004. Biomet is also planning a first quarter launch of the Maxim® MI (minimally-invasive) instruments, which are designed for utilization with the Maxim® and the AGC® Knee Systems. Reducing incision size should provide reduced blood loss, a shortened hospital stay, reduced postoperative pain and less time spent in rehabilitation compared to a conventional procedure.

Sales of Biomet's metal-on-metal articulation systems and the Company's complementary line of clinically-proven cementless hip stems continued to fuel hip implant revenue growth during fiscal year 2003. The M²a-38™ Hip Articulation System, designed to offer improved joint stability (compared to smaller head sizes) and increased range of motion, experienced exceptionally strong demand during the year. Receiving excellent market acceptance, Biomet's M²a-RingLoc™ Liner integrates metal-on-metal bearing technology with Biomet's clinically-proven ArCom® Polyethylene RingLoc® Acetabular System. Biomet's Ceramic-on-Ceramic Articulation System is currently marketed outside the United States and clinical studies in the United States are ongoing. In Europe, key hip products for Biomet Merck include the Bi-Metric® Hip Stem and the Aura II® Hip System.



Innovative products from Biomet Orthopedics include: (top left and top right) the fixed-bearing cruciate-retaining and posterior-stabilized versions of the Vanguard™ Complete Knee Replacement System; (clockwise) the Vanguard M™ Series Unicompartmental Knee System, Freedom™ Constrained Liner, Taperloc® Hip Stem and the M²a-38™ Hip Articulation System.



Shown are various products distributed by Biomet Merck, including (clockwise from upper right): the Omega 21™ Spinal Fixation System, Aura II® Hip Stem, Bi-Metric® Hip Stem, Oxford™ Phase 3 Mobile Bearing Unicompartmental Knee, Optivac® Vacuum Mixing System and the Septocoll® E resorbable collagen fleece (center).



Extremity and internal fixation products are presented in this photo (left to right): the Discovery™ Elbow, Propeller Head™ Small Cannulated Screws, Quad 4™ Intramedullary Nail System and the Copeland™ Humeral Resurfacing Head.

Products that led hip revision sales growth during fiscal year 2003 include the Modular Reach® Revision and Mallory-Head® Modular Calcar Hip Systems. The modularity of each system allows the surgeon to customize the implant during the procedure to fit the patient's anatomy. The Modular Reach® System is designed to address a variety of bone deficiencies common in initial revision procedures and the Mallory-Head® Calcar System is designed for more complex procedures with advanced bone loss.

During the second quarter of fiscal year 2003, Biomet commenced the distribution of RingLoc® constrained hip liners, which are indicated for patients with a high risk of hip dislocation. While the percentage of patients requiring a constrained liner is relatively small, surgeons prefer to utilize a revision system that includes this option. The Freedom™ Constrained Liner, which is scheduled to be released during the first quarter of fiscal year 2004, offers an enhanced range of motion of 110° and a wide series of options. Additional new hip products scheduled for release during the first quarter include hip instruments for the Microplasty™ Minimally Invasive Hip Program (posterior approach), a non-flared version of the M²a-38™ Hip Articulation System and the Generation 4™ Polished Hip System, a smooth, tapered stem designed to help distribute bone cement evenly around the implant thereby enhancing fixation.

Extremity revenue growth during fiscal year 2003 was led by sales of the Discovery™ Elbow, the Mosaic™ Humeral Replacement System and the Copeland™ Humeral Resurfacing Head. The Discovery™ Elbow is a bone-sparing system with a direct compression molded ArCom® polyethylene bearing. The modular Mosaic™ System is utilized to create a shoulder implant in complex revision and salvage/oncology procedures. The Copeland™ Humeral Resurfacing Head offers a bone-conserving cementless option for shoulder joint resurfacing. During fiscal year 2003, Biomet introduced several new extremity products, including the Liverpool™ Radial Head Replacement implant for elbow reconstruction and the Comprehensive™ Shoulder System Fracture Stem, designed to repair and reconstruct the shoulder joint. Additionally, the AES®

(Ankle Evolutive System) modular total ankle was launched in most European countries during fiscal year 2003. Biomet remains a leader in the growing extremity market and continues to broaden its product line to meet increased demand in this market segment.

The Company's bone cements and accessories, including Palacos® Bone Cement and the patented Optivac® Vacuum Mixing System, continue to experience increased market demand. In Europe, Palacos® Bone Cement is the number one bone cement and the Optivac® System is the number one mixing and delivery system. During fiscal year 2003, Biomet introduced the Generation 4® Bone Cement with VacPac® Delivery System to the domestic market, where the product is experiencing excellent market acceptance. The proprietary, self-contained VacPac® System is designed to promote consistency and integrity of the cement, eliminate exposure to fumes during mixing, and reduce operating room time due to ease of the mixing and delivery process. During the third quarter of fiscal year 2003, Biomet submitted a 510(k) application to the FDA for Palacos® G Bone Cement with gentamicin antibiotic, which is currently marketed outside the United States. Biomet entered the bone cements and accessories market five years ago through the Biomet Merck joint venture and began marketing bone cements and accessories in the domestic market three years ago.



The Company's biomaterials products include (lower left to upper right): the GPS™ (Gravitational Platelet Separation) System, Calcigen™ PSI (Porous Synthetic Implant) Bone Graft System (cylinders) and the Generation 4® Bone Cement with VacPac® Delivery System.



3i's key products include (clockwise): OSSEOTITE NT™ (Natural Taper) Shaping Drills, Locator® Abutment Components, the OSSEOTITE NT™ Implant and Calcigen™ Oral Bone Graft Stabilizer.

Additional products and services for reconstructive indications include bone graft substitute materials and allograft distribution. Calcigen™ S calcium sulfate bone graft substitute is a self-setting paste used to fill bone voids. The Calcigen™ PSI (Porous Synthetic Implant) Bone Graft System was introduced during the fourth quarter of fiscal year 2003, and is a porous, calcium phosphate bone substitute material. The Company distributes allografts procured through several tissue bank alliances. Utilizing an allograft eliminates a second surgical procedure to harvest an autograft (patient's own bone). Biomet's VacPac™ System, initially designed for the vacuum mixing and delivery of bone cement, is also being utilized to package freeze-dried allografts. The flexible vacuum package allows rehydration with saline, blood or blood products inside the vacuum package. Markets being addressed by the distribution of the Company's allograft services include the orthopedic and dental reconstructive market segments, as well as the spinal and arthroscopy segments.

An exciting new technology for Biomet is the GPS™ (Gravitational Platelet Separation) System, which is distributed by the Company's Cell Factor Technologies subsidiary. The system collects platelet concentrate (containing growth factors) from a small volume of the patient's blood using a fast, single spin process. The concentrate is then applied to the patient to promote acceleration of the body's natural healing process.

During fiscal year 2004, Biomet plans to introduce the Acumen™ Surgical Navigation System to the global market, enhancing visualization for minimally-invasive and traditional procedures. The Acumen™ technology was developed in conjunction with Z-KAT, Inc., a private company based in Hollywood, Florida. Procedure-specific software has been developed for reconstructive, fixation and spinal procedures. Clinical evaluations are scheduled to begin during the second quarter of fiscal year 2004.

The OSSEOTITE® Dental Reconstructive Implant System led 3i's sales during fiscal year 2003. With its patented microtexture surface, the OSSEOTITE® System is designed to promote the growth of bone onto the implant for excellent long-term fixation. The new OSSEOTITE NT™ (Natural Taper) Implant continues to gain increased market acceptance in the dental implant market. The product's tapered shape, resembling a natural root design, allows for immediate placement in extraction sockets and facilitates treatment of patients with convergent roots of adjacent teeth. A new product for 3i, Calcigen™ Oral bone graft stabilizer, is a resorbable calcium sulfate powder, which is designed for use with graft material as a binder or barrier.



Shown are numerous components from Lorenz Surgical's broad line of Titanium Fixation and LactoSorb® Resorbable Fixation Systems.

Fixation

Biomet's second-largest product category is fixation, which represents 17% of the Company's total revenues. Worldwide fixation sales increased 10% during fiscal year 2003 to $237.1 million. Biomet participates in the electrical stimulation, external fixation, internal fixation, craniomaxillofacial fixation and bone substitute market segments. EBI employs a domestic salesforce of approximately 515 representatives who distribute electrical stimulation and orthopedic fixation products, as well as spinal products and softgoods and bracing products. Lorenz Surgical's domestic salesforce of approximately 90 representatives distributes craniomaxillofacial fixation products. Biomet's multiple salesforces distribute bone substitute materials in accordance with the market segments addressed by each product.

Electrical stimulation devices treat fracture sites by producing electrical impulses to promote bone growth when fusion of bone is delayed or has failed. When surgically treating long bone fractures, the EBI® OsteoGen™ implantable device is recommended in order to provide total patient compliance. The EBI Bone Healing System® and the OrthoPak® Stimulation System provide non-invasive electrical stimulation treatment options. The EBI Bone Healing System® has been in clinical use for over 23 years and is supported by successful results reported in over 250 published clinical studies. The OrthoPak® System stimulates a biological response twenty-four hours a day and provides the clinician with the lightest weight treatment option. EBI is the pioneer and market leader in bone growth stimulation devices.

When casting is not an option due to accompanying soft tissue injuries, an external fixation device is used to stabilize the fracture. EBI is the leader in this market segment with its key product line, the DynaFix® External Fixation System, a modular system for treating fractures. New line extensions to the DynaFix® System include a hip distractor and radiolucent rail. The lightweight Vision™ Pin-to-Bar System, introduced during fiscal year 2002, is receiving increased market acceptance and allows for x-ray visualization of the fracture site.

Products driving growth in internal fixation are the Holland™ Nail System, the Biomet® Low Profile Tibial Nail and the Biomet® Ankle Arthrodesis Nail. The Holland™ Nail System is a single universal nail designed to treat all types of femoral (hip or thigh) fractures. The Biomet® Low Profile Tibial Nail, used to treat fractures between the knee and ankle, is primarily indicated in the treatment of unstable or nonunion fractures. The Biomet® Ankle Arthrodesis Nail creates a solid fusion to correct ankle deformity. An important new internal fixation product, the Quad 4™ Intramedullary Nail System, is engineered to address virtually all types of femoral fractures and requires approximately 50% less inventory than competitive systems. The Company remains committed to its development of innovative products that not only effectively treat musculoskeletal conditions, but also provide additional benefits such as reduced inventory requirements.

Key craniomaxillofacial fixation products include a broad line of titanium plates and screws, as well as the LactoSorb® Resorbable Fixation System used primarily for trauma and reconstructive procedures. Lorenz Surgical also produces customized HTR-PMI® Hard Tissue Replacement Material for significant cranial defect repair and distributes Mimix™ synthetic bone substitute material for repair of small cranial defects. Mimix™ QS (Quick Set) bone substitute was introduced during fiscal year 2003 to provide surgeons with a faster-setting formulation. Additionally, Lorenz Surgical is a premier provider of hand-held surgical instrumentation for the oralmaxillofacial market.

Spinal

Worldwide spinal product sales comprised 10% of Biomet's total sales and increased 15% to $143.6 million during fiscal year 2003. EBI distributes the Company's spinal products and services, which include spinal fixation and spinal stimulation products, as well as orthobiologic materials and allografts. The SpineLink®-II Spinal Fixation System was launched during fiscal year 2003 and is 40% smaller than the first generation SpineLink® System with a new modular link design allowing for easier assembly. During the fourth quarter of fiscal year 2003, the VuePASS™ Portal Access Surgical System was introduced to the market offering a minimally-invasive spinal fusion procedure option for use with the SpineLink®-II System. Released during the fourth quarter of fiscal year 2003, the EBI® Ionic™ Spine Spacer System experienced positive initial market acceptance. The system's open design allows for optimal bone graft placement and bone ingrowth, along with the additional benefit of excellent postoperative x-ray visualization. The lightweight, non-invasive SpinalPak® Spinal Stimulation System experienced excellent growth during fiscal year 2003. EBI's implantable SpF®-PLUS Spinal Stimulation System was recently introduced to the market and offers three times the current density at the cathode. The SpF® System has exhibited a 50% increase in fusion success rates over autograft alone.



An array of EBI's spinal products include (clockwise): the EBI® OsteoStim® Skelite™ Resorbable Bone Graft Substitute, EBI® OsteoStim® DBM (Demineralized Bone Matrix) Putty, EBI® Ionic™ Spine Spacer System, SpineLink®-II Spinal Fixation System and the VuePASS™ Portal Access Surgical System (two cannulas).

During the fourth quarter of fiscal year 2003, distribution was initiated for the EBI® OsteoStim® DBM (Demineralized Bone Matrix) Putty. Derived exclusively from human bone, the putty can be used with a variety of substances such as bone substitute material, machined allograft, autograft and platelet rich plasma to enhance the surgeon's treatment options. EBI is also currently marketing two bone graft substitute materials. OsteoStim® Resorbable Bone Graft Substitute is a calcium phosphate material for filling voids in the spine, as well as the pelvis and extremities. The new EBI® OsteoStim® Skelite™ Resorbable Bone Graft Substitute is a unique, consistent porous structure that allows bone ingrowth. These products provide effective adjunctive treatment options for use with spinal fixation, external fixation or bone growth stimulation products.

The Company recently secured non-exclusive licenses on three patents for top-loading spine systems from Interpore Cross, which will allow EBI to enter the spinal deformity market in January 2004 with a unique universal system. In addition, EBI co-owns the patent covering Interpore Cross' GEO Structure™ System and the Company plans to develop and release a competitive device. EBI currently has a broad spectrum of spinal products in development, including an artificial disc replacement and a deformity system. Additionally, EBI plans to distribute a full line of machined allograft systems and additional forms of demineralized bone matrix.


CurvTek
ARTHROTEK

Arthrotek's procedure-specific products include (left to right): the CuffPatch™ Soft Tissue Reinforcement, LactoScrew™ Suture Anchors (shown with inserters), WasherLoc™ Device, Bone Mulch™ Screw and the CurvTek® Bone Tunneling System.

Other Products

Sales of "other products" increased 9% to $142.0 million during fiscal year 2003, which represented 10% of the Company's total sales. "Other products" primarily include arthroscopy products, distributed by Arthrotek's domestic salesforce including 85 dedicated representatives, and EBI's softgoods and bracing products. Arthroscopy products that led sales growth during fiscal year 2003 include the CurvTek® Bone Tunneling System, the LactoSorb® line of resorbable products and the CuffPatch™ Soft Tissue Reinforcement for rotator cuff repair. The CurvTek® System creates curved tunnels in bone for suture attachment of soft tissue to bone. The LactoSorb® L-15 LactoScrew™ suture anchor and L-15 Cross Pin are new additions to the LactoSorb® line of resorbable products. Arthrotek also began distributing an allograft cross pin during fiscal year 2003.

Key softgoods and bracing products include the EBI Alliance™ Functional Knee Brace and the MD (Multi-Dimensional) Range-of-Motion Elbow Brace. The Alliance™ Knee Brace is a lightweight product, anatomically designed for each patient. The MD Elbow Brace, with its dual-hinge adjustment to control range of motion, accommodates various treatment and rehabilitation plans. New products in the softgoods and bracing line include the Quick Fit™ Post-Op Knee Brace and the EBI® Fracture Walker with Range-of-Motion Option. The "other products" category also includes various biomaterial products and miscellaneous operating room supplies, such as Biomet Merck's Septocoll® E resorbable collagen fleece with gentamicin antibiotic, which is primarily used to control blood loss, while providing a secondary benefit of antibacterial protection.

Selected Financial Data

Income Statement Data

Years ended May 31,
(in thousands, except per share amounts)

	2003	2002	2001	2000	1999
Net sales	**$1,390,300**	$1,191,902	$1,030,663	$923,551	$830,835
Cost of sales	**407,295**	332,727	296,063	281,351	262,362
Gross profit	**983,005**	859,175	734,600	642,200	568,473
Selling, general and administrative expenses	**501,191**	437,731	374,793	326,618	295,401
Research and development expense	**55,309**	50,750	43,020	40,208	38,723
Other charges/(credits)	**(5,800)**	–	26,100	11,700	48,447
Operating income	**432,305**	370,694	290,687	263,674	185,902
Other income, net	**19,438**	5,421*	19,989	17,018	13,899
Income before income taxes and minority interest	**451,743**	376,115	310,676	280,692	199,801
Provision for income taxes	**156,961**	127,665	105,906	99,738	67,317
Income before minority interest	**294,782**	248,450	204,770	180,954	132,484
Minority interest	**8,081**	8,710	7,224	7,183	7,458
Net income	**$ 286,701**	$ 239,740	$197,546	$173,771	$125,026
Earnings per share:					
Basic	**$1.10**	$.89	$.74	$.66	$.48
Diluted	**1.10**	.88	.73	.65	.47
Shares used in the computation of earnings per share:					
Basic	**259,493**	268,475	267,915	264,294	261,662
Diluted	**261,394**	271,245	270,746	267,242	265,815
Cash dividends paid per common share	**$.10**	$.09	$.07	$.06	$.05

Balance Sheet Data

At May 31,
(in thousands)

	2003	2002	2001	2000	1999
Working capital	**$ 845,101**	$ 715,245	$ 726,557	$ 608,185	$ 497,010
Total assets	**1,672,169**	1,521,723	1,489,311	1,218,448	1,110,940
Long-term obligations, including redeemable preferred stock	**–**	–	–	–	8,074
Shareholders' equity	**1,286,134**	1,176,479	1,146,186	943,323	795,849

- All share and per share data have been adjusted to give retroactive effect to the three-for-two stock splits declared on July 9, 2001 and July 6, 2000.

* Other income, net for fiscal 2002 was adversely impacted by a $9 million charge as a result of equity write-downs in marketable securities and other investments.

Management's Discussion & Analysis of Financial Condition & Results of Operations

Overview

This discussion should be read in conjunction with the Company's consolidated financial statements and the corresponding notes contained herein. The Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are subject to certain risk factors, as discussed later in this report under the caption Forward-Looking Statements and in the Company's fiscal 2003 Form 10-K. The Company is engaged in the research, development, manufacturing and marketing of products used primarily by musculoskeletal medical specialists. The Company's primary products include reconstructive devices, dental reconstructive implants, bone cements and accessories, electrical bone growth stimulators, fixation devices, craniomaxillofacial implants, bone substitute materials, spinal products, softgoods and bracing products, arthroscopy products, operating room supplies and instruments. The Company has operations in over 30 countries and distributes its products in over 100 countries throughout the world. The solid growth experienced by the Company during fiscal year 2003 in both domestic and international markets is attributable to the Company's emphasis on technological advances through line extensions and new product introductions. In addition, growth in the patient population (as a result of increases in both the size of the elderly population and the expansion of the traditional age bracket of musculoskeletal patients) has contributed to this growth.

The following table shows the percentage relationship to net sales of items derived from the Consolidated Statements of Income and the percentage change from year to year.

	Percentage of Net Sales			Percentage Increase (Decrease)	
	2003	2002	2001	**2003 vs. 2002**	2002 vs. 2001
Net sales	**100.0%**	100.0%	100.0%	**17%**	16%
Cost of sales	**29.3**	27.9	28.7	**22**	12
Gross profit	**70.7**	72.1	71.3	**14**	17
Selling, general and administrative expenses	**36.0**	36.7	36.3	**14**	17
Research and development expense	**4.0**	4.3	4.2	**9**	18
Other charges/(credits)	**(0.4)**	–	2.5	**n/m**	n/m
Operating income	**31.1**	31.1	28.3	**17**	28
Other income, net	**1.4**	0.5	1.9	**258**	(73)
Income before income taxes and minority interest	**32.5**	31.6	30.2	**20**	21
Provision for income taxes	**11.3**	10.8	10.3	**23**	21
Income before minority interest	**21.2**	20.8	19.9	**19**	21
Minority interest	**0.6**	0.7	0.7	**(7)**	21
Net income	**20.6%**	20.1%	19.2%	**20%**	21%

n/m – Not Meaningful

Fiscal 2003 Compared to Fiscal 2002*

Net Sales – Net sales increased 17% during the current fiscal year to $1,390,300,000 from $1,191,902,000 in 2002. Excluding the positive impact of foreign currency translation adjustments (3.2%), net sales increased 14%. Worldwide sales of reconstructive devices increased 20% to $867,602,000 in fiscal year 2003 compared to $721,004,000 in 2002. Contributing to this increase was approximately 4% due to currency translation, 3% from pricing and 13% from incremental volume and product mix. Worldwide hip and bone cement sales increased 23% during the current year, while knee sales increased 18%, extremities sales increased 16% and dental reconstructive product sales increased 19%.

Fixation sales increased 10% during fiscal 2003 to $237,117,000 from $215,544,000 in 2002. Contributing to this increase was approximately 1% due to currency translation, 1% from pricing and 8% from incremental volume and product mix. Worldwide sales of internal fixation devices increased 13%, external fixation devices increased 7%, electrical stimulation devices increased 6%, and craniomaxillofacial products including bone substitutes increased 21%.

Spinal sales increased 15% to $143,607,000 in fiscal 2003 compared to $125,119,000 in 2002. Contributing to this increase was approximately 1% due to currency translation, 2% from pricing and 12% from incremental volume and product mix. Worldwide sales of spinal stimulation products increased 13%, while spinal hardware including bone substitutes increased 18%.

Sales of the Company's other products increased 9% to $141,974,000 in fiscal 2003 from $130,235,000 in 2002. Contributing to this increase was approximately 2% due to currency translation, 1% from pricing and 6% from incremental volume and product mix. Worldwide sales of arthroscopy products increased 16%, softgoods and bracing products increased 8% and general surgical instrumentation increased 12%.

Sales in the United States increased 13% to $966,638,000 during the current fiscal year compared to $856,375,000 last year. Components of this increase were incremental volume and product mix (9%) and positive pricing environment (4%). European sales increased 28% to

* For purposes of this Management's Discussion and Analysis, the fiscal period is June 1 – May 31.

$332,053,000 during the current fiscal year from $260,420,000 in 2002. Components of this increase were positive currency translation (13%), incremental volume and product mix (13%) and positive pricing environment (2%). The Company anticipates foreign currency translations to positively influence sales during fiscal 2004. Sales in Rest of World increased 22% to $91,609,000 this year from $75,107,000 last year. Components of this increase were incremental volume and product mix (18%) and positive pricing environment (4%). The Company commenced direct sales of its products in Japan during fiscal 2002 which accounted for about half of this increased product demand.

Gross Profit – The Company's gross profit increased 14% to $983,005,000 in fiscal 2003 from $859,175,000 in 2002. The gross profit margin decreased to 70.7% of sales in fiscal 2003 compared to 72.1% in 2002. On a country-by-country basis, the Company improved gross margins through higher selling prices, improved manufacturing efficiencies and general cost controls, but due to the lower margins received on international sales and the higher growth rate on international sales compared to domestic sales, the consolidated gross margin decreased.

Selling, General and Administrative Expenses – Selling, general and administrative expenses increased 14% in fiscal 2003 to $501,191,000 compared to $437,731,000 last year. This increase is primarily a result of increased commission expense on higher sales compared to last year. As a percent of sales, selling, general and administrative expenses were 36.0% in fiscal 2003 compared to 36.7% in 2002. Factors contributing to this decrease include eliminating the amortization of goodwill (approximately $7.2 million) and an overall slower growth rate for expenditures, partially offset by increased liability insurance premiums. Due to tighter insurance markets, the Company anticipates its cost for liability insurance coverage to increase during fiscal 2004.

Other charges/(credits) – On February 12, 2003, the United States Court of Appeals for the Federal Circuit ruled that the Company did not owe post-judgment interest in connection with the damage award paid in the Tronzo case. As a result of this favorable ruling, the Company recorded a pre-tax gain of approximately $5.8 million during the third quarter (See Note L in the Notes to Consolidated Financial Statements).

Research and Development Expense – Research and development expense increased 9% during the current year to $55,309,000 compared to $50,750,000 in 2002. This increase reflects the Company's continued emphasis on new product development, enhancements and additions to existing product lines and technologies, and clinical outcomes research related to the safety, efficacy and clinical performance of the Company's products. As a percent of sales, research and development expenses were 4.0% in fiscal 2003 compared to 4.3% in 2002.

Operating Income – Operating income increased 17% during fiscal 2003 to $432,305,000 from $370,694,000 in 2002. U.S. operating income increased 19% to $388,841,000 from $326,906,000, reflecting solid sales growth for higher-margin product lines. European operating income increased 7% to $41,924,000 compared to $39,152,000 in 2002. This growth reflects solid sales growth in Europe, lower gross margins, higher selling expenses and improved foreign currency translation. Rest of World operating income decreased to $1,540,000 in fiscal 2003 from $4,636,000 in 2002 due to start up expenses associated with establishing direct operations in Japan and Brazil for the orthopedic and dental reconstructive businesses, respectively.

Other Income, Net – Other income, net increased during the current year to $19,438,000 from $5,421,000 in 2002. During the fourth quarter of last year, the Company recorded a pre-tax charge of $9 million as a result of equity write-downs in Selective Genetics, Inc. and other marketable securities. The loss in value of these investments was considered other than temporary. Excluding these write-downs, other income, net increased 35% as a result of higher cash and investment balances, partially offset by lower investment yields.

Provision for Income Taxes – The provision for income taxes increased to $156,961,000, or 34.7% of income before income taxes for fiscal 2003 compared to $127,665,000 or 33.9% of income before income taxes last year. This increase is due to income growing faster in countries with higher tax rates, changes in the U.S. tax code which, over time reduce the historical U.S. tax benefits from operating in Puerto Rico and various state tax rate increases. The Company expects these tax increases to continually increase its effective rate in future years and anticipates its effective rate to be 34.8% in 2004.

Net Income – The factors mentioned above resulted in a 20% increase in net income to $286,701,000 for fiscal 2003 from $239,740,000 in 2002. These factors and the reduction in the shares used in the computation of earnings per share through the Company's share repurchase programs resulted in a 24% increase in basic earnings per share for 2003 to $1.10 compared to $0.89 in 2002.

Fiscal 2002 Compared to Fiscal 2001

Net Sales – Net sales increased 16% during fiscal 2002 to $1,191,902,000 from $1,030,663,000 in 2001. Excluding the negative impact of foreign currency translation (0.7%) and discontinued products (1.3%) and the positive impact of acquisitions (2.6%), net sales increased 15% during fiscal 2002. Worldwide sales of reconstructive devices increased 17% to $721,004,000 in fiscal 2002 compared to $614,308,000 in 2001 (16% excluding acquisitions). Worldwide hip sales increased 16% during fiscal 2002. Worldwide knee sales increased 18% in fiscal 2002. The Company's 3i division experienced a 17% increase in dental reconstructive implant sales.

Fixation sales increased 7% during fiscal 2002 to $215,544,000 from $202,152,000 in 2001. Fixation sales growth was positively influenced by 2% from the inclusion of Biolectron's OrthoPak® Stimulation System for the whole fiscal year compared to eight months for fiscal 2001. Worldwide sales of internal fixation devices increased 8% and external fixation devices increased 6% in fiscal 2002. Worldwide sales of electrical stimulation systems increased 14%. Sales of Lorenz Surgical's craniomaxillofacial products experienced a 14% decrease compared to fiscal 2001.

Management's Discussion & Analysis of Financial Condition & Results of Operations (continued)

Spinal sales increased to $125,119,000 in fiscal 2002 compared to $91,103,000 in fiscal 2001, an increase of 37%. Spinal sales growth was positively influenced by 13% from the inclusion of Biolectron's SpinalPak® Fusion Stimulation System for the full fiscal year compared to eight months for fiscal 2001. In addition, Biomet Merck discontinued distributing a spinal product line that resulted in a 3% decrease in spinal sales. Excluding the effect of these events, spinal product sales increased 27% for fiscal 2002.

Sales of the Company's other products increased 6% to $130,235,000 in fiscal 2002 from $123,100,000 in 2001. These results include discontinued general surgery products distributed in Portugal through Biomet Merck. Excluding the effects of this discontinuation, other product sales increased 14% during the year. Products posting sales growth include EBI's softgoods and bracing products, and Arthrotek's procedure-specific products. Products experiencing sales decreases include Lorenz Surgical's surgical instrumentation.

Sales in the United States increased 19% to $856,375,000 during fiscal 2002 compared to $722,372,000 in 2001. This is due largely to increased product demand and continued market penetration (14%) and positive pricing environment (5%). Foreign sales increased 9% to $335,527,000 in fiscal 2002 from $308,291,000 in 2001. Excluding the effect of currency translation, foreign sales increased 11%. Foreign sales continued to be negatively influenced by the expiration and non-renewal of the distribution agreement with the Company's Japanese distributor of Biomet products during fiscal 2001. However, the Company commenced direct sales in Japan during fiscal 2002.

Gross Profit – The Company's gross profit increased 17% to $859,175,000 in fiscal 2002 from $734,600,000 in 2001. The gross profit margin increased to 72.1% of sales in fiscal 2002 compared to 71.3% in 2001. The improved gross margin was attributable to increased sales of higher margin reconstructive and spinal products worldwide and improved manufacturing efficiencies and general cost controls at the Company's European operations.

Selling, General and Administrative Expenses – Selling, general and administrative expenses increased 17% in fiscal 2002 to $437,731,000 compared to $374,793,000 in 2001. This increase was a result of increased commission expense on higher sales compared to the previous year. As a percent of sales, selling, general and administrative expenses were 36.7% in fiscal 2002 compared to 36.3% in 2001. Factors contributing to this increase include reorganization costs at Lorenz Surgical (approximately $2 million); costs associated with a direct selling operation and expanded marketing presence in Japan (approximately $3 million); inclusion of Biolectron operations for a full fiscal year, including amortization of goodwill (approximately $1.5 million); and continued expansion of the Company's worldwide salesforces.

Research and Development Expense – Research and development expense increased 18% during fiscal 2002 to $50,750,000 compared to $43,020,000 in 2001. As a percent of sales, research and development expenses were 4.3% in fiscal 2002 compared to 4.2% in 2001. This increase reflects the Company's continued emphasis on new product development, enhancements and additions to existing product lines and technologies, and clinical outcomes research related to the safety, efficacy and clinical performance of the Company's products.

Operating Income – Operating income increased 28% during fiscal 2002 to $370,694,000 from $290,687,000 in 2001. Excluding the $26.1 million charge in 2001 for the Tronzo litigation, operating income increased 17%. U.S. operating income increased 30% to $326,906,000 from $251,927,000, reflecting solid sales growth for higher-margin product lines. Non-U.S. operating income increased 13% to $43,788,000 compared to $38,760,000 in 2001. This growth reflects solid foreign sales growth, effective cost controls and improved foreign currency translation.

Other Income, Net – Other income, net decreased 73% during fiscal 2002 to $5,421,000 from $19,989,000 in 2001. During the fourth quarter of fiscal 2002, the Company recorded a pre-tax charge of $9 million as a result of equity write-downs in Selective Genetics, Inc. and other marketable securities. The loss in value of these investments was considered other than temporary. Excluding these write-downs, other income, net declined 28% as a result of lower interest rates on lower cash balances during fiscal 2002.

Provision for Income Taxes – The provision for income taxes increased to $127,665,000, or 33.9% of income before income taxes in fiscal 2002 compared to $105,906,000 or 34.1% of income before income taxes in 2001. This percentage decrease was due to income growing faster in countries with a lower tax rate. These benefits are partially offset by changes in the Puerto Rican local tax structure, which, over time reduce the historical U.S. tax benefits from operating in Puerto Rico. As a result of various state tax law changes, the Company expects its effective rate to increase in future years.

Net Income – The factors mentioned above resulted in a 21% and 20% increase in net income and basic earnings per share, respectively, for 2002 compared to 2001. Net income increased to $239,740,000 from $197,546,000 and basic earnings per share increased to $.89 from $.74.

Liquidity & Capital Resources

The Company's cash and investments increased to $418,594,000 at May 31, 2003, from $386,517,000 at May 31, 2002. Net cash from operating activities was $310,277,000 in fiscal 2003 compared to $184,237,000 in 2002. The principal sources of cash from operating activities were net income of $286,701,000 and non-cash charges of depreciation and amortization of $45,659,000. The principal uses of cash include increases in accounts and notes receivable of $35,144,000. Accounts receivable balances continue to increase as the Company continues to expand its direct selling operations in countries where it traditionally sold to distributors, and as it experiences sales growth.

Cash flows used in investing activities were $19,697,000 in fiscal 2003 compared to $77,419,000 in 2002. The primary uses of cash for investing activities were purchases of investments, offset by sales and maturities of investments, and capital expenditures. Major capital expenditures for the year were expansion of facilities at key manufacturing sites in Indiana and Florida, as well as a new office building for the joint venture operations in Europe.

Cash flows used in financing activities were $222,808,000 in fiscal 2003 compared to $188,923,000 in 2002. The primary uses of funds during the current year were the share repurchase programs, in which $219,184,000 was used to purchase 8,127,000 Common Shares of the Company, and a cash dividend of $0.10 per share was paid on July 15, 2002 to shareholders of record on July 8, 2002. The source of funds from financing activities was proceeds on the exercise of stock options. On July 2, 2003, the Company's Board of Directors announced a cash dividend of $0.15 per share payable on July 18, 2003 to shareholders of record at the close of business on July 11, 2003. Additionally, the Board of Directors authorized the purchase of up to an additional $100 million and 2,000,000 shares of the outstanding Common Shares of the Company in two separate repurchase programs. The Company maintains its cash and investments in money market funds, certificates of deposit, corporate bonds, debt instruments, mortgage-backed securities and equity securities. The Company's investments are generally liquid and investment grade. The Company is exposed to interest rate risk on its corporate bonds, debt instruments, fixed rate preferred equity securities and mortgage-backed securities.

Pursuant to the terms of the Joint Venture Agreement with Merck KGaA ("Merck"), the Company granted Merck a put option whereby Merck has the right to elect to require the Company to purchase all, but not less than all, of Merck's interest in the BioMer C.V. ("BioMer"). Merck may exercise the put option by giving notice to the Company at any time during (a) the period beginning on May 1, 2001, and ending on May 10, 2008, or (b) a period of 180 days following receipt by Merck of notice from the Company that a "change of control" of the Company (as defined in the Joint Venture Agreement) has occurred prior to May 1, 2023. The put exercise price, which is payable in cash, is the greater of (i) a formula based on earnings of BioMer and multiples of comparative public companies, as defined in the Joint Venture Agreement, or (ii) the net book value of all the assets of BioMer less all liabilities of BioMer multiplied by Merck's 50% ownership percentage in BioMer. The put option formula is a mechanism whereby the Company would pay a fair market purchase price for Merck's 50% ownership interest in BioMer. If Merck chooses to exercise its put option in the future, at the time of exercise the transaction could be deemed a material transaction for the Company; however, management believes that the transaction could be funded out of the Company's current operations and, given the Company's current cash position and the strength of its balance sheet, the transaction should not negatively impact the financial strength of the Company or its ongoing operations. As of the close of the Company's most recently completed fiscal quarter, the net book value purchase price of BioMer would be approximately $110 million, which may or may not reflect the fair market purchase price at the time of closing the put transaction, should it occur.

The Company anticipates that its use of cash for capital expenditures in fiscal 2004 will be at least as high as 2003 and 2002. The Company is currently expanding its EBI manufacturing site, as well as its Japanese and European operations. The Company intends to pursue strategic acquisition candidates. The Company is confident about the growth prospects in these areas and intends to invest in an effort to improve its worldwide market position. The Company expects to spend in excess of $230 million over the next two fiscal years for capital expenditures and research and development costs, including the research projects with Z-Kat, Selective Genetics and Organogenesis to develop products and technologies that further enhance musculoskeletal procedures. Funding of these and other activities is expected to come from currently available funds and cash flows generated from future operations. The Company has no off-balance sheet financial arrangements and no material long-term contractual financial obligations.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial position and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company's significant accounting policies are discussed in Note B of the Notes to Consolidated Financial Statements. In management's opinion, the Company's critical accounting policies include allowance for doubtful accounts, excess and obsolete inventories, non-marketable securities, goodwill and intangible assets and accrued insurance.

Allowance for Doubtful Accounts – The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would affect our future operating results.

Excess and Obsolete Inventory – In our industry, consigned inventory is routinely used to provide the healthcare provider with the appropriate product when needed. Because of the bell curve of product used, larger and smaller sizes of inventory are provided but infrequently used. In addition, the musculoskeletal market is highly competitive with new products, raw materials and procedures being introduced continually, which may obsolete products currently on the market. The Company must make estimates regarding the future use of these products and provides a provision for excess and obsolete inventories. If actual product life-cycles, product demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required which would affect future operating results.

Non-Marketable Securities – Periodically, the Company makes strategic investments in companies whose stock is not currently traded on a major stock exchange. The cost method of accounting is used to account for these investments as the Company holds a non-material ownership percentage and does not participate in management of such companies. Each quarter the Company assesses the value of these investments by using information acquired from industry trends, the management of these companies

Management's Discussion & Analysis of Financial Condition & Results of Operations (concluded)

and other external sources. Based on the information acquired, the Company records an investment impairment charge when it is believed an investment has experienced a decline in value that is other than temporary. In the fourth quarter of fiscal 2002, the Company recorded an impairment charge of $5.5 million for its investment in Selective Genetics (current carrying value of $0.5 million). Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may possibly require additional impairment charges in the future.

Goodwill and Other Intangible Assets – In assessing the recoverability of the Company's intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

Accrued Insurance – As noted in Note L of the Notes to Consolidated Financial Statements, the Company has a self-insured retention against product liability claims with insurance coverage over and above the retention. There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against the Company. Product liability claims are routinely reviewed by the Company's insurance carrier and management routinely reviews other claims for purposes of establishing ultimate loss estimates. In addition, management must determine estimated liability for claims incurred but not reported. Such estimates and any subsequent changes in estimates may result in adjustments to our operating results in the future.

Quarterly Results

(in thousands, except earnings per share)

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
2003					
Net sales	**$317,600**	**$341,448**	**$354,042**	**$377,210**	**$1,390,300**
Gross profit	**227,463**	**242,843**	**246,406**	**266,293**	**983,005**
Net income	**66,006**	**70,354**	**72,594**	**77,747**	**286,701**
Earnings per share:					
Basic	**.25**	**.27**	**.28**	**.30**	**1.10**
Diluted	**.25**	**.27**	**.28**	**.30**	**1.10**
2002					
Net sales	$272,022	$289,387	$304,609	$ 325,884	$1,191,902
Gross profit	194,630	210,353	219,371	234,821	859,175
Net income	56,013	61,452	61,674	60,601	239,740
Earnings per share:					
Basic	.21	.23	.23	.23	.89
Diluted	.21	.23	.23	.23	.88
2001					
Net sales	$231,134	$244,361	$267,162	$288,006	$1,030,663
Gross profit	162,966	173,334	192,121	206,179	734,600
Net income	48,427	51,798	38,205	59,116	197,546
Earnings per share:					
Basic	.18	.19	.15	.22	.74
Diluted	.18	.19	.14	.22	.73

- All per share data have been adjusted to give retroactive effect to the three-for-two stock splits declared on July 9, 2001 and July 6, 2000.
- Per share data may not cross-foot due to the share repurchase program affecting the weighted share calculation differently by quarter compared to the full fiscal year.
- Net income for the third quarter of fiscal 2003 was positively impacted by a $5.8 million pre-tax credit as a result of the favorable ruling of the Federal Circuit on the post-judgment interest in the Tronzo litigation.
- Net income for the fourth quarter of fiscal 2002 was adversely impacted by a $9 million pre-tax charge as a result of equity write-downs in marketable securities and other investments.
- Net income for the third quarter of fiscal 2001 was adversely impacted by a $26.1 million pre-tax charge related to the appellate court's decision in the Tronzo litigation.

Biomet, Inc. & Subsidiaries
Consolidated Statements of Income

For the years ended May 31,
(in thousands, except per share amounts)

	2003	2002	2001
Net sales	**$1,390,300**	$1,191,902	$1,030,663
Cost of sales	**407,295**	332,727	296,063
Gross profit	**983,005**	859,175	734,600
Selling, general and administrative expenses	**501,191**	437,731	374,793
Research and development expense	**55,309**	50,750	43,020
Other charges/(credits)	**(5,800)**	–	26,100
Operating income	**432,305**	370,694	290,687
Other income, net	**23,835**	8,801	24,099
Interest expense	**(4,397)**	(3,380)	(4,110)
Income before income taxes and minority interest	**451,743**	376,115	310,676
Provision for income taxes	**156,961**	127,665	105,906
Income before minority interest	**294,782**	248,450	204,770
Minority interest	**8,081**	8,710	7,224
Net income	**$ 286,701**	$ 239,740	$ 197,546
Earnings per share:			
Basic	**$1.10**	$.89	$.74
Diluted	**1.10**	.88	.73
Shares used in the computation of earnings per share:			
Basic	**259,493**	268,475	267,915
Diluted	**261,394**	271,245	270,746

The accompanying notes are a part of the consolidated financial statements.

Biomet, Inc. & Subsidiaries
Report of Independent Accountants

To the Board of Directors and Shareholders of Biomet, Inc.:

We have audited the consolidated balance sheets of Biomet, Inc. and its subsidiaries as of May 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Biomet, Inc. and its subsidiaries for the year ended May 31, 2001, were audited by other auditors whose report dated July 9, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biomet, Inc. and its subsidiaries at May 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Fort Wayne, Indiana
July 1, 2003

Biomet, Inc. & Subsidiaries
Consolidated Balance Sheets

At May 31,
(in thousands, except par value)

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 225,650**	$ 154,297
Investments	**37,337**	30,973
Accounts and notes receivable, less allowance for doubtful receivables (2003 – $18,742 and 2002 – $13,175)	**418,095**	365,148
Inventories	**356,270**	335,348
Deferred income taxes	**54,262**	49,523
Prepaid expenses and other	**20,141**	17,655
Total current assets	**1,111,755**	952,944
Property, plant and equipment:		
Land and improvements	**22,285**	17,854
Buildings and improvements	**127,030**	102,957
Machinery and equipment	**319,650**	268,643
	468,965	389,454
Less, Accumulated depreciation	**215,519**	170,393
Property, plant and equipment, net	**253,446**	219,061
Investments	**155,607**	201,247
Goodwill, net of accumulated amortization (2003 – $44,011 and 2002 – $42,972)	**126,706**	125,157
Other intangible assets, net of accumulated amortization (2003 – $29,704 and 2002 – $25,163)	**10,874**	8,532
Other assets	**13,781**	14,782
Total assets	**$1,672,169**	$1,521,723
Liabilities & Shareholders' Equity		
Current liabilities:		
Short-term borrowings	**$ 114,120**	$ 90,467
Accounts payable	**42,106**	36,318
Accrued income taxes	**12,453**	17,483
Accrued wages and commissions	**43,715**	35,106
Accrued insurance	**11,568**	14,383
Accrued litigation	**–**	5,864
Other accrued expenses	**42,692**	38,078
Total current liabilities	**266,654**	237,699
Deferred federal income taxes	**7,031**	3,332
Other liabilities	**462**	406
Total liabilities	**274,147**	241,437
Minority interest	**111,888**	103,807
Commitments and contingencies (Note L)		
Shareholders' equity:		
Preferred shares, $100 par value: Authorized 5 shares; none issued	**–**	–
Common shares, without par value: Authorized 500,000 shares; issued and outstanding 2003 – 257,489 shares and 2002 – 263,651 shares	**141,931**	124,417
Additional paid-in capital	**54,081**	48,868
Retained earnings	**1,100,462**	1,054,020
Accumulated other comprehensive loss	**(10,340)**	(50,826)
Total shareholders' equity	**1,286,134**	1,176,479
Total liabilities and shareholders' equity	**$1,672,169**	$1,521,723

The accompanying notes are a part of the consolidated financial statements.

Biomet, Inc. & Subsidiaries
Consolidated Statements of Shareholders' Equity

(in thousands, except per share amounts)	Common Shares Number	Common Shares Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at June 1, 2000	266,480	$ 85,086	$41,451	$ 866,011	$(49,225)	$ 943,323
Net income	–	–	–	197,546	–	197,546
Change in unrealized holding value on investments, net of $2,138 tax effect	–	–	–	–	3,967	3,967
Reclassification adjustment for gains included in net income, net of $41 tax expense	–	–	–	–	74	74
Currency translation adjustments	–	–	–	–	(10,844)	(10,844)
Comprehensive income	–	–	–	–	–	190,743
Exercise of stock options	2,644	23,832	–	–	–	23,832
Tax benefit from exercise of stock options	–	–	7,281	–	–	7,281
Cash dividends ($.07 per common share)	–	–	–	(18,993)	–	(18,993)
Balance at May 31, 2001	269,124	$108,918	48,732	$1,044,564	(56,028)	$1,146,186
Net income	–	–	–	239,740	–	239,740
Change in unrealized holding value on investments, net of $374 tax effect	–	–	–	–	692	692
Reclassification adjustment for gains included in net income, net of $63 tax expense	–	–	–	–	118	118
Currency translation adjustments	–	–	–	–	4,392	4,392
Comprehensive income	–	–	–	–	–	244,942
Exercise of stock options	1,872	18,351	–	–	–	18,351
Tax benefit from exercise of stock options	–	–	1,268	–	–	1,268
Purchase of shares	(7,345)	(2,852)	(1,132)	(206,016)	–	(210,000)
Cash dividends ($.09 per common share)	–	–	–	(24,268)	–	(24,268)
Balance at May 31, 2002	**263,651**	**124,417**	**48,868**	**1,054,020**	**(50,826)**	**1,176,479**
Net income	**–**	**–**	**–**	**286,701**	**–**	**286,701**
Change in unrealized holding value on investments, net of $923 tax effect	**–**	**–**	**–**	**–**	**1,716**	**1,716**
Reclassification adjustment for gains included in net income, net of $34 tax expense	**–**	**–**	**–**	**–**	**63**	**63**
Currency translation adjustments	**–**	**–**	**–**	**–**	**38,707**	**38,707**
Comprehensive income	**–**	**–**	**–**	**–**	**–**	**327,187**
Exercise of stock options	**1,965**	**21,349**	**–**	**–**	**–**	**21,349**
Tax benefit from exercise of stock options	**–**	**–**	**5,579**	**–**	**–**	**5,579**
Purchase of shares	**(8,127)**	**(3,835)**	**(1,506)**	**(213,843)**	**–**	**(219,184)**
Cash dividends ($.10 per common share)	**–**	**–**	**–**	**(26,416)**	**–**	**(26,416)**
Other	**–**	**–**	**1,140**	**–**	**–**	**1,140**
Balance at May 31, 2003	**257,489**	**$141,931**	**$54,081**	**$1,100,462**	**$(10,340)**	**$1,286,134**

The accompanying notes are a part of the consolidated financial statements.

Biomet, Inc. & Subsidiaries
Consolidated Statements of Cash Flows

For the years ended May 31,
(in thousands)

	2003	2002	2001
Cash flows from (used in) operating activities:			
Net income	$286,701	$239,740	$197,546
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	42,174	35,410	30,890
Amortization	3,485	12,417	11,934
Write-down of investments	–	9,000	–
Minority interest	8,081	8,710	7,224
Other	(1,926)	(916)	(1,936)
Deferred federal income taxes	(1,039)	(2,992)	(15,635)
Tax benefit from exercise of stock options	5,579	1,268	7,281
Changes in current assets and liabilities, excluding effects of acquisitions and dispositions:			
Accounts and notes receivable	(35,144)	(38,537)	(68,134)
Inventories	7,591	(48,903)	(37,648)
Accounts payable	3,738	9,488	1,950
Accrued litigation	(5,864)	(20,236)	26,100
Other	(3,099)	(20,212)	30,934
Net cash from operating activities	310,277	184,237	190,506
Cash flows from (used in) investing activities:			
Proceeds from sales and maturities of investments	175,655	116,189	62,256
Purchases of investments	(131,633)	(121,619)	(95,406)
Capital expenditures	(59,770)	(62,275)	(35,261)
Acquisitions, net of cash acquired	–	(6,735)	(85,802)
Other	(3,949)	(2,979)	(2,460)
Net cash used in investing activities	(19,697)	(77,419)	(156,673)
Cash flows from (used in) financing activities:			
Increase (decrease) in short-term borrowings	1,443	26,994	(13,792)
Payment of long-term obligations	–	–	(5,993)
Issuance of shares	21,349	18,351	23,832
Cash dividends	(26,416)	(24,268)	(18,993)
Purchase of common shares	(219,184)	(210,000)	–
Net cash used in financing activities	(222,808)	(188,923)	(14,946)
Effect of exchange rate changes on cash	3,581	1,311	2,598
Increase (decrease) in cash and cash equivalents	71,353	(80,794)	21,485
Cash and cash equivalents, beginning of year	154,297	235,091	213,606
Cash and cash equivalents, end of year	$225,650	$154,297	$235,091
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 4,667	$ 3,639	$ 4,076
Income taxes	156,570	140,228	109,822
Noncash investing and financing activities:			
Liabilities assumed in business acquisitions	–	–	18,093

The accompanying notes are a part of the consolidated financial statements.

Biomet, Inc. & Subsidiaries Notes To Consolidated Financial Statements

Note A: Nature of Operations.

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and nonsurgical therapy, including reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, general surgical instruments, arthroscopy products, spinal products, bone cements and accessories, bone substitute materials, craniomaxillofacial implants, and dental reconstructive implants and associated instrumentation. Headquartered in Warsaw, Indiana, the Company and its subsidiaries currently distributes products in more than 100 countries. The Company operates in one business segment, but has three reportable geographic segments.

Note B: Accounting Policies.

The following is a summary of the accounting policies adopted by Biomet, Inc. which have a significant affect on the consolidated financial statements.

Basis of Presentation – The consolidated financial statements include the accounts of Biomet, Inc. and its subsidiaries (individually and collectively, the "Company"). All foreign subsidiaries are consolidated on the basis of an April 30 fiscal year. Investments in affiliates in which the Company does not have the ability to significantly influence the operations are accounted for on the cost method, the carrying amount of which approximates market. Investments in affiliates in which the Company does have the ability to significantly influence the operations, but does not control, are accounted for on the equity method. The financial statements of BioMer C.V. (a joint venture) are consolidated because the Company has the ability to control the operations of this entity. The minority shareholder's interest in BioMer C.V. is reflected as minority interest.

Use of Estimates – The consolidated financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments.

Translation of Foreign Currency – Assets and liabilities of foreign subsidiaries are translated at rates of exchange in effect at the close of their fiscal year. Revenues and expenses are translated at the weighted average exchange rates during the year. Translation gains and losses are accumulated within other comprehensive income (loss) as a separate component of shareholders' equity. Foreign currency transaction gains and losses resulting from product transfer between subsidiaries is recorded in cost of goods sold, other foreign currency exchange gains and losses, which are not material, are included in other income, net.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments – Highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. Certificates of deposit with maturities greater than three months and less than one year are classified as short-term investments. Certificates of deposit with maturities greater than one year are classified as long-term investments. The Company accounts for its investments in debt and equity securities under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain securities to be categorized as either trading, available-for-sale or held-to-maturity. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded within other comprehensive income (loss) as a separate component of shareholders' equity. Held-to-maturity securities are carried at amortized cost. The Company has no trading securities. The cost of investment securities sold is determined by the specific identification method. Dividend and interest income are accrued as earned. The Company reviews its investments quarterly for declines in market value that are other than temporary. Investments that have declined in market value that are determined to be other than temporary are charged to other income by writing that investment down to market value.

Concentrations of Credit Risk and Allowance for Doubtful Receivables – The Company provides credit, in the normal course of business, to hospitals, private and governmental institutions and healthcare agencies, insurance providers and physicians. The Company maintains an allowance for doubtful receivables and charges actual losses to the allowance when incurred. The Company invests the majority of its excess cash in certificates of deposit with financial institutions, money market securities, municipal, corporate and mortgaged-backed securities and common stocks. The Company does not believe it is exposed to any significant credit risk on its cash and cash equivalents and investments. At May 31, 2003 and 2002, cash and cash equivalents and investments included $58 million and $35 million, respectively, of cash deposits and certificates of deposit with financial institutions in Puerto Rico. Also, at May 31, 2003 and 2002, investments included $11 million and $12 million, respectively, of municipal bonds issued by state and local subdivisions in Puerto Rico.

Inventories – Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method.

Property, Plant and Equipment – Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of 5 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. Gains or losses on the disposition of property, plant and equipment are included in income. Maintenance and repairs are expensed as incurred. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows relating to the asset are less than its carrying amount.

Note B: Accounting Policies, Continued.

Goodwill – In June of 2001 the Financial Accounting Standards Board (FASB) approved the issuance of Statement 142, "Goodwill and Other Intangible Assets". FASB Statement 142, among other things, requires that goodwill not be amortized but should be tested for impairment at least annually. The Company adopted this statement during the first quarter of fiscal 2003 by discontinuing the amortization of goodwill totaling $1.8 million per quarter ($1.6 million net of tax). In addition, the Company was required to review its goodwill for possible impairment as of June 1, 2002, and at least annually thereafter. Based on the Company's reviews, no impairment charges have been recorded. The following tables show the reported net income and earnings per share for the fiscal years ended May 31, 2002 and 2001, reconciles them to the adjusted net income and earnings per share had the nonamortization provisions of Statement 142 been applied beginning June 1, 2000, and compares it to the fiscal year ended May 31, 2003:

(in thousands, except per share data)

	2003	2002	2001
Reported net income	**$286,701**	$239,740	$197,546
Effect of goodwill amortization	–	6,400	6,400
As adjusted	**$286,701**	$246,140	$203,946
Reported earnings per share	**$1.10**	$0.89	$0.74
Effect of goodwill amortization	–	0.03	0.02
As adjusted	**$1.10**	$0.92	$0.76
Reported diluted earnings per share	**$1.10**	$0.88	$0.73
Effect of goodwill amortization	–	0.03	0.02
As adjusted	**$1.10**	$0.91	$0.75

Other Intangible Assets – Intangible assets consist primarily of patents, trademarks, product technology, acquired license agreements and other identifiable intangible assets obtained through acquisition and are carried at cost less accumulated amortization. Amortization of intangibles is computed based on the straight-line method over periods ranging from 3 to 15 years.

Income Taxes – Deferred income taxes are determined using the liability method. No provision has been made for U.S. and state income taxes or foreign withholding taxes on the undistributed earnings (approximately $163 million at May 31, 2003) of foreign subsidiaries because it is expected that such earnings will be reinvested overseas indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes and withholding taxes payable to the various foreign countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practical.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, receivables, short-term borrowings, accounts payable and accruals that meet the definition of a financial instrument approximate fair value. The fair value of investments is disclosed in Note D.

Revenue Recognition – For the majority of the Company's products in a country where the Company has a direct distribution operation, revenue is recognized upon notification to the Company that the product has been implanted in or applied to the patient. For other products or services, and in countries where the Company does not have a direct distribution operation, the Company recognizes revenue when title passes to the customer and there are no remaining obligations that will affect the customer's final acceptance of the sale. The Company records estimated sales returns and discounts as a reduction of net sales in the same period that revenue is recognized. Shipping and handling fees billed to customers are recorded as revenue, while related costs are included in cost of goods sold.

Comprehensive Income – Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. The Company's other comprehensive income is comprised of unrealized gains (losses) on available-for-sale securities, net of tax, and foreign currency translation adjustments.

The components of accumulated other comprehensive income (loss) at May 31, 2003 and 2002 are as follows:
(in thousands)

	2003	2002
Net unrealized holding loss on investments	**$ (2,591)**	$ (4,370)
Cumulative translation adjustment	**(7,749)**	(46,456)
	$(10,340)	$(50,826)

Note B: Accounting Policies, Concluded.

Stock-Based Compensation – As permitted by SFAS No. 123, the Company accounts for its employee stock options using the intrinsic value method. Accordingly, no compensation expense is recognized for the employee stock-based compensation plans. If compensation expense for the Company's employee stock options issued in fiscal years 2003, 2002 and 2001 had been determined based on the fair value method of accounting, pro forma net income and diluted earnings per share would have been as follows:

	2003	2002	2001
Net income as reported (in thousands)	**$286,701**	$239,740	$197,546
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects (in thousands)	**(5,528)**	(5,263)	(4,116)
Pro forma net income (in thousands)	**$281,173**	$234,477	$193,430
Earnings per share:			
Basic, as reported	**$1.10**	$.89	$.74
Basic, pro forma	**1.08**	.87	.72
Diluted, as reported	**1.10**	.88	.73
Diluted, pro forma	**1.08**	.86	.71

Under SFAS No. 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001: (1) expected life of option of 4.8, 4.8 and 3.6 years; (2) dividend yield of .38%, .40% and .42%; (3) expected volatility of 35%, 35% and 36%; and (4) risk-free interest rate of 1.15%, 2.43% and 4.47%, respectively.

Other Charges/(Credits) – Other credits of $5.8 million for the year ended May 31, 2003 results from the Court of Appeals for the Federal Circuit's favorable ruling on the post-judgment interest in the Tronzo litigation (see Note L). Other charges of $26.1 million for the year ended May 31, 2001 results from the appellate court's decision in the Tronzo litigation (see Note L).

Accounting Pronouncements – In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact of this new standard, although it does not expect the new standard to affect its results of operations. In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 addresses the requirements for business enterprises to consolidate related entities, in which they do not have controlling interests through voting or other rights, if they are determined to be the primary beneficiary of these entities as a result of variable economic interests. FIN 46 is effective at the time of investment for interests obtained in a variable interest entity after January 31, 2003. Beginning in the second quarter of fiscal year 2004, FIN 46 applies to interests in variable interest entities acquired prior to February 1, 2003. The Company has not completed its assessment of the overall impact of the adoption of FIN 46 for possible variable interest acquired before February 1, 2003, but it is not expected to have a material impact on the Company's consolidated earnings, financial position or cash flows.

Reclassifications – Certain amounts in the 2002 consolidated financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no impact on total shareholders' equity as previously reported.

Note C: Business Combinations.

Biolectron – On September 25, 2000, the Company, through its EBI subsidiary, acquired Biolectron, Inc. for $90 million in cash. Biolectron's products principally address the spinal fusion, fracture healing and arthroscopy market segments. Substantially all of Biolectron's results are included in the U.S. geographic segment. The Company accounted for this acquisition as a purchase and the operating results of Biolectron have been consolidated from the date of acquisition. The acquisition cost was allocated to the fair value of the net tangible and identifiable intangible assets including $4.4 million to acquired product technology. Acquired product technology is amortized over 13 years. Goodwill recognized in connection with this transaction amounted to $76 million.

Other Acquisitions – During fiscal year 2002 and 2001, the Company completed several acquisitions of foreign distributors and/or businesses. The acquisitions were accounted for using the purchase method of accounting with the operating results of the acquired businesses included in the Company's consolidated financial statements from the date of acquisition. Goodwill recognized in connection with these acquisitions aggregated $0 and $4.1 million, respectively. Pro forma financial information reflecting all acquisitions accounted for as purchases has not been presented as it is not materially different from the Company's historical results.

Investment in Affiliate – In April 1999, the Company entered into an agreement with Selective Genetics, Inc. ("Selective Genetics"). Under the terms of the agreement, the Company has paid approximately $6 million for preferred stock of Selective Genetics. During the fourth quarter of fiscal 2002, the Company determined that its equity investment in Selective Genetics had been permanently impaired. Therefore, a charge of $5.5 million was included in other income. Under the agreement, the Company will fund as incurred certain defined research and development efforts of Selective Genetics in exchange for license rights to market certain products to be manufactured by Selective Genetics. Amounts funded under the agreement are charged to research and development expense.

Biomet, Inc. & Subsidiaries Notes To Consolidated Financial Statements (continued)

Note D: Investments.

At May 31, 2003, the Company's investment securities were classified as follows:

(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Debt securities	**$ 89,940**	**$ 862**	**$ (566)**	**$ 90,236**
Equity securities	**21,065**	**54**	**(4,180)**	**16,939**
Mortgage-backed securities	**72,163**	**227**	**(382)**	**72,008**
Total available-for-sale	**183,168**	**1,143**	**(5,128)**	**179,183**
Held-to-maturity:				
Debt securities	**8,020**	**697**	**–**	**8,717**
Mortgage-backed obligations	**2,641**	**–**	**–**	**2,641**
Total held-to-maturity	**10,661**	**697**	**–**	**11,358**
Certificates of deposit	**3,100**	**–**	**–**	**3,100**
Total	**$196,929**	**$1,840**	**$(5,128)**	**$193,641**

At May 31, 2002, the Company's investment securities were classified as follows:

(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Debt securities	$146,300	$1,079	$(3,763)	$143,616
Equity securities	19,371	348	(3,401)	16,318
Mortgage-backed securities	57,731	157	(1,140)	56,748
Total available-for-sale	223,402	1,584	(8,304)	216,682
Held-to-maturity:				
Debt securities	8,029	–	–	8,029
Mortgage-backed obligations	4,409	–	–	4,409
Total held-to-maturity	12,438	–	–	12,438
Certificates of deposit	3,100	–	–	3,100
Total	$238,940	$1,584	$(8,304)	$232,220

Proceeds from sales of available-for-sale securities were $71,361,000, $35,730,000 and $32,251,000 for the years ended May 31, 2003, 2002 and 2001, respectively. There were no sales of held-to-maturity securities for the years ended May 31, 2003, 2002 and 2001. The cost of marketable securities sold is determined by the specific identification method. For the year ended May 31, 2003, gross realized gains and (losses) on sales of available-for-sale securities were $2,414,000 and $(488,000), respectively. Gross realized gains and (losses) for the year ended May 31, 2002 were $1,313,000 and $(397,000), respectively. Gross realized gains and (losses) for the year ended May 31, 2001 were $2,172,000 and $(584,000), respectively. The Company's investment securities at May 31, 2003 include $36,272,000 of debt securities and $1,065,000 of mortgage obligations all maturing within one year, and $3,100,000 of certificates of deposit, $61,984,000 of debt securities and $73,584,000 of mortgage-backed securities all maturing past one year.

Investment income (included in other income, net) consists of the following:
(in thousands)

	2003	2002	2001
Interest income	**$10,399**	$17,562	$20,053
Dividend income	**3,067**	3,195	5,061
Net realized gains	**1,926**	916	1,588
Total	**$15,392**	$21,673	$26,702

Biomet, Inc. & Subsidiaries Notes To Consolidated Financial Statements (continued)

Note E: Inventories.

Inventories at May 31, 2003 and 2002 consist of the following:
(in thousands)

	2003	2002
Raw materials	**$ 37,685**	$ 35,036
Work-in-progress	**38,110**	45,476
Finished goods	**142,483**	135,842
Consigned distributor	**137,992**	118,994
Total	**$356,270**	$335,348

Note F: Debt.

At May 31, 2003 and 2002, short-term borrowings consist of the following:
(in thousands)

	2003	2002
Bank line of credit – BioMer C.V.	**$ 97,634**	$90,467
Bank line of credit – Biomet Japan	**16,486**	–
Total	**$114,120**	$90,467

BioMer C.V. has a EUR 105 million unsecured line of credit with a major European bank. This line of credit is used to finance its operations and interest on outstanding borrowings is payable monthly at the lender's interbank rate plus 0.6% (effective rate of 3.18% and 3.93% at May 31, 2003 and 2002, respectively). Biomet Japan has a $20 million unsecured line of credit with a major Japanese bank. This line of credit is used to finance its operations and interest on outstanding borrowings is payable monthly at the lender's interbank rate plus 0.6% (effective rate of 1.00% at May 31, 2003).

Note G: Team Member Benefit Plans.

The Company has an Employee Stock Bonus Plan for eligible Team Members of the Company and certain subsidiaries. The Company may contribute up to 3% of eligible Team Member's compensation. The amounts expensed under this plan for the years ended May 31, 2003, 2002 and 2001 were $5,792,000, $4,290,000 and $4,401,000, respectively. The Company makes cash contributions to the plan and issues no Common Shares in connection with the plan.

The Company also has a defined contribution profit sharing plan which covers substantially all of the Team Members within the continental U.S. and allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company may match up to 75% of the Team Member's contribution up to a maximum of 5% of the Team Member's compensation. The amounts expensed under this profit sharing plan for the years ended May 31, 2003, 2002 and 2001 were $4,916,000, $4,953,000, and $4,008,000, respectively.

Note H: Stock Option Plans.

The Company has various stock option plans: the 1992 Employee and Non-Employee Director Stock Option Plan; the 1992 Distributor Stock Option Plan and the 1998 Qualified and Non-Qualified Stock Option Plan. At May 31, 2003, the only plan with shares available for grant is the 1998 Qualified and Non-Qualified Stock Option Plan.

Under the stock option plans, options may be granted to key employees, directors and distributors, at the discretion of the Stock Option Committee, and generally become exercisable in annual or biannual increments beginning one or two years after the date of grant in the case of employee options and in annual increments beginning at the date of grant for distributor options. In the case of options granted to an employee of the Company who is a 10% or more shareholder, the option price is an amount per share not less than 110% of the fair market value per share on the date of granting the option, as determined by the Stock Option Committee. No options have been granted to employees who are 10% or more shareholders. The option price for options granted to all other employees, distributors and directors is an amount per share not less than the fair market value per share on the date of granting the option. The term of each option granted expires within the period prescribed by the Stock Option Committee, but shall not be more than five years from the date the option is granted if the optionee is a 10% or more shareholder, and not more than ten years for all other optionees. All rights under the options automatically terminate upon the optionee's separation from service with the Company, unless such separation results from retirement, disability or death. For the years ended May 31, 2003, 2002 and 2001, the amount of compensation expense applicable to options granted to distributors was not material to the consolidated financial statements.

Note H: Stock Option Plans, Concluded.

The following table summarizes stock option activity:

	Number of Shares	Weighted-Average Exercise Price
Outstanding, June 1, 2000	9,408,327	$10.82
Granted	2,366,990	20.33
Exercised	(2,694,668)	10.99
Terminated	(370,232)	11.31
Outstanding, May 31, 2001	8,710,417	13.81
Granted	1,721,171	26.82
Exercised	(1,665,194)	12.29
Terminated	(379,573)	14.21
Outstanding, May 31, 2002	**8,386,821**	**15.07**
Granted	**1,826,475**	**27.73**
Exercised	**(2,026,034)**	**11.84**
Terminated	**(395,121)**	**16.25**
Outstanding, May 31, 2003	**7,792,141**	**$20.93**

Options outstanding at May 31, 2003, are exercisable at prices ranging from $4.33 to $32.31 and have a weighted-average remaining contractual life of 5.9 years. The following table summarizes information about stock options outstanding at May 31, 2003.

Range of Exercise Price	Number Outstanding at May 31, 2003	Outstanding Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at May 31, 2003	Weighted-Average Exercise Price
$ 4.33 – 10.00	264,479	0.9 years	$ 7.38	259,979	$ 7.39
10.01 – 15.00	1,963,803	2.8 years	12.29	968,784	12.39
15.01 – 20.00	624,143	3.4 years	16.11	283,677	16.12
20.01 – 25.00	1,402,235	6.8 years	21.30	335,548	21.30
25.01 – 30.00	3,437,837	8.1 years	27.36	313,107	27.34
30.01 – 32.31	99,644	7.5 years	30.50	10,975	30.69
	7,792,141			2,172,070	

At May 31, 2002 and 2001, there were exercisable options outstanding to purchase 2,606,065 and 2,077,850 shares, respectively, at weighted-average exercise prices of $12.87 and $11.07, respectively. The weighted-average fair value of options granted during the fiscal years ended May 31, 2003, 2002, and 2001 was $8.56, $9.32, and $7.09 respectively.

Biomet, Inc. & Subsidiaries Notes To Consolidated Financial Statements (continued)

Note I: Shareholders' Equity & Earnings Per Share.

On July 2, 2003, the Company announced a cash dividend of fifteen cents ($0.15) per share, payable July 18, 2003 to shareholders of record at the close of business on July 11, 2003.

On July 9, 2001, the Company announced a three-for-two stock split payable August 6, 2001 to shareholders of record on July 30, 2001. On July 6, 2000, the Company announced a three-for-two stock split payable August 8, 2000 to shareholders of record on July 18, 2000. All shares and all per share data have been adjusted to give retroactive effect to all stock splits.

In December 1999, the Board of Directors of the Company adopted a new Shareholder Rights Plan (the "Plan") to replace a 1989 rights plan that expired on December 2, 1999. Under the Plan, rights have attached to the outstanding common shares at the rate of one right for each share held by shareholders of record at the close of business on December 28, 1999. The rights will become exercisable only if a person or group of affiliated persons (an "Acquiring Person") acquires 15% or more of the Company's common shares or announces a tender offer or exchange offer that would result in the acquisition of 30% or more of the outstanding common shares. At that time, the rights may be redeemed at the election of the Board of Directors of the Company. If not redeemed, then prior to the acquisition by the Acquiring Person of 50% or more of the outstanding common shares of the Company, the Company may exchange the rights (other than rights owned by the Acquiring Person, which would have become void) for common shares (or other securities) of the Company on a one-for-one basis. If not exchanged, the rights may be exercised and the holders may acquire preferred share units or common shares of the Company having a value of two times the exercise price of $117.00. Each preferred share unit carries the same voting rights as one common share. If the Acquiring Person engages in a merger or other business combination with the Company, the rights would entitle the holders to acquire shares of the Acquiring Person having a market value equal to twice the exercise price of the rights. The Plan will expire in December 2009. The Plan is intended to protect the interests of the Company's shareholders against certain coercive tactics sometimes employed in takeover attempts.

Note J: Income Taxes.

The components of income before income taxes are as follows:
(in thousands)

	2003	2002	2001
United States operations	**$417,315**	$336,523	$280,171
Foreign operations	**34,428**	39,592	30,505
Total	**$451,743**	$376,115	$310,676

The provision for income taxes is summarized as follows:
(in thousands)

Current:	2003	2002	2001
Federal	**$128,319**	$100,599	$ 98,332
State, including Puerto Rico	**18,606**	16,354	13,736
Foreign	**11,400**	13,704	9,473
	158,325	130,657	121,541
Deferred	**(1,364)**	(2,992)	(15,635)
Total	**$156,961**	$127,665	$105,906
Effective tax rate	**34.7%**	33.9%	34.1%

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate follows:

	2003	2002	2001
U.S. statutory income tax rate	**35.0%**	35.0%	35.0%
Add (deduct):			
State taxes, less effect of federal reduction	**2.3**	2.6	2.6
Foreign income taxes at rates different from the U.S. statutory rate	**(.1)**	.4	–
Tax benefit relating to operations in Puerto Rico	**(.3)**	(.1)	(.3)
Tax credits	**(.4)**	(.7)	(.9)
Earnings of Foreign Sales Corporation	**(.6)**	(.6)	(.7)
Other	**(1.2)**	(2.7)	(1.6)
Effective tax rate	**34.7%**	33.9%	34.1%

The components of the net deferred tax asset and liability at May 31, 2003 and 2002 are as follows:
(in thousands)

Current deferred tax asset:	2003	2002
Accounts and notes receivable	**$19,283**	$16,635
Inventories	**27,040**	24,249
Accrued expenses	**7,939**	8,639
Current deferred tax asset	**$54,262**	$49,523
Long-term deferred tax asset (liability):		
Depreciation	**$(3,433)**	$(3,796)
Financial accounting basis of net assets of acquired companies different than tax basis	**(8,165)**	(5,596)
Other	**4,567**	6,060
Long-term deferred tax liability	**$(7,031)**	$(3,332)

Note K: Segment Data.

The Company operates in one business segment, musculoskeletal products, which includes the designing, manufacturing and marketing of reconstructive products, fixation devices, spinal products and other products. Other products consist primarily of EBI's softgoods and bracing products, Arthrotek's arthroscopy products, general instruments and operating room supplies. The Company manages its business segment primarily on a geographic basis. These geographic markets are comprised of the United States, Europe and the Rest of World. Major markets included in the Rest of World geographic market are Canada, South America, Mexico, Japan and the Pacific Rim. The Company evaluates performance based on operating income of each geographic segment. Identifiable assets are those assets used exclusively in the operations of each geographic segment. Revenues attributable to each geographic segment are based on the location of the customer.

Net sales of musculoskeletal products by product category and reportable geographic segment results are as follows:
(in thousands)

	2003	2002	2001
Reconstructive products	**$ 867,602**	$ 721,004	$ 614,308
Fixation devices	**237,117**	215,544	202,152
Spinal products	**143,607**	125,119	91,103
Other products	**141,974**	130,235	123,100
	$1,390,300	$1,191,902	$1,030,663
Net sales to customers:			
United States	**$ 966,638**	$ 856,375	$ 722,381
Europe	**332,053**	260,420	237,444
Rest of World	**91,609**	75,107	70,838
	$1,390,300	$1,191,902	$1,030,663
Operating income:			
United States	**$ 388,841**	$ 326,906	$ 251,927
Europe	**41,924**	39,152	34,772
Rest of World	**1,540**	4,636	3,988
	$ 432,305	$ 370,694	$ 290,687
Long-lived assets:			
United States	**$ 238,249**	$ 226,406	$ 213,339
Europe	**141,950**	121,253	109,758
Rest of World	**13,742**	10,061	8,532
	$ 393,941	$ 357,720	$ 331,629
Capital expenditures:			
United States	**$ 31,780**	$ 36,795	$ 18,091
Europe	**21,868**	22,923	15,457
Rest of World	**6,122**	2,557	1,713
	$ 59,770	$ 62,275	$ 35,261
Depreciation and amortization:			
United States	**$ 20,535**	$ 25,031	$ 21,891
Europe	**22,352**	21,609	19,236
Rest of World	**2,772**	1,187	1,697
	$ 45,659	$ 47,827	$ 42,824

Note L: Commitments & Contingencies.

BioMer C.V. Put Option – Pursuant to the terms of the Joint Venture Agreement with Merck KGaA, the Company granted Merck KGaA a put option whereby Merck KGaA has the right to elect to require the Company to purchase all, but not less than all, of Merck KGaA's interest in BioMer C.V. Merck KGaA may exercise the put option by giving notice to the Company at any time during (a) the period beginning on May 1, 2001 and ending on May 10, 2008, or (b) a period of 180 days following receipt by Merck KGaA of notice from the Company that "a change of control" of the Company (as defined in the Joint Venture Agreement) has occurred prior to May 1, 2023. The put exercise price, which is payable in cash, is the greater of (i) a formula value based on earnings of BioMer C.V. and multiples of comparative public companies, as defined in the Joint Venture Agreement, or (ii) the net book value of all the assets of BioMer C.V. less all liabilities of BioMer C.V. multiplied by Merck KGaA's ownership percentage.

Medical Insurance Plan – The Company maintains a self-insurance program for covered medical expenses for all Team Members within the continental U.S. The Company is liable for claims up to $125,000 per insured annually. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and a management-determined estimated liability for claims incurred but not reported.

Liability Insurance – Since 1989, the Company has self-insured against product liability claims, and at May 31, 2003 the Company's self-insurance limits were $3,000,000 per occurrence and $6,000,000 aggregate per year. Liabilities in excess of these amounts are the responsibility of the Company's insurance carrier. Self-insurance costs are accrued based on reserves set in consultation with the insurance carrier for reported claims and a management-determined estimated liability for claims incurred but not reported. Based on historical experience, management does not anticipate that incurred but unreported claims would have a material impact on the Company's consolidated financial position.

Litigation – In January 1996, a jury returned a verdict in a patent infringement matter against the Company and in favor of Raymond G. Tronzo ("Tronzo"), which in August 1998 was subsequently reversed and vacated by the United States Court of Appeals for the Federal Circuit (the "Federal Circuit"). The Federal Circuit then remanded the case to the District Court for the Southern District of Florida (the "District Court") for further consideration on state law claims only. On August 27, 1999, the District Court entered a final judgment of $53,520 against the Company. Tronzo then appealed the District Court's final judgment with the Federal Circuit and in January 2001 the Federal Circuit reinstated a $20 million punitive damage award against the Company while affirming the compensatory damage award of $520. The Federal Circuit's decision was based principally on procedural grounds, and in March 2001 it denied the Company's combined petition for panel rehearing petition and petition for rehearing en banc. On November 13, 2001 the United States Supreme Court ("Supreme Court"), denied the Company's petition to review the $20 million punitive damage award against the Company given to Tronzo. The Company had previously recorded a charge during the third quarter of fiscal 2001 of $26.1 million, which represented the total damage award plus the maximum amount of interest that, as calculated by the Company, could have been due under the award and related expenses. The Company paid $20,236,000 out of escrow. On February 12, 2003 the Federal Circuit ruled that the Company does not owe post-judgment interest in connection with the damage award paid in this case. As a result of this favorable ruling, the Company recorded a pre-tax gain of approximately $5.8 million in the third quarter of fiscal 2003, and management considers this matter fully concluded.

There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against the Company incident to the operation of its business, principally product liability and intellectual property cases. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for losses that are deemed to be probable and subject to reasonable estimate. Based on the advice of counsel to the Company in these matters, management believes that the ultimate outcome of these matters and any liabilities in excess of amounts provided will not have a material adverse impact on the Company's consolidated financial position or on its future business operations.

Quantitative & Qualitative Disclosures About Market Risk.

In the normal course of business, operations of the Company are exposed to fluctuations in interest rates and foreign currencies. These fluctuations can vary the cost of financing, investment yields and operations of the Company.

The Company maintains unsecured lines of credit in countries that it has significant intercompany transactions with, to minimize currency rate risks. At May 31, 2003 and 2002, the Company had lines of credit of EUR 120 and EUR 100, respectively, in Europe and $20 million and $0, respectively, in Japan. Outstanding borrowings under the lines of credit bear interest at a variable rate of the lender's interbank rate plus 0.6% and, accordingly, changes in interest rates would impact the Company's cost of financing.

The Company does not have any investments that would be classified as trading securities under generally accepted accounting principles. The Company's non-trading investments, excluding cash and cash equivalents, consist of certificates of deposit, debt securities, equity securities and mortgage-backed securities. The debt securities include municipal bonds, with fixed rates, and preferred stocks, which pay quarterly fixed rate dividends. These financial instruments are subject to market risk in that changes in interest rates would impact the market value of such investments. The Company generally does not utilize derivatives to hedge against increases in interest rates which decrease market values, except for one of its investment managers who utilizes U.S. Treasury bond futures options ("futures options") as a protection against the impact of increases in interest rates on the fair value of preferred stocks managed by that investment manager. The Company marks any outstanding futures options to market and market value changes are recognized in current earnings. The futures options generally have terms ranging from 90 to 180 days. Net realized losses on sales of futures options aggregated ($404,000) and ($189,000) for the years ended May 31, 2003 and 2002, respectively, and unrealized gains (losses) on outstanding futures options at May 31, 2003 and 2002, aggregated $0 and ($96,000), respectively.

Based on the Company's overall interest rate exposure at May 31, 2003, including variable rate debt and fixed rate preferred stocks, a hypothetical 10 percent change in interest rates applied to the fair value of the financial instruments as of May 31, 2003, would have no material impact on earnings, cash flows or fair values of interest rate risk sensitive instruments over a one-year period.

The Company's foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the European currencies. The Company faces transactional currency exposures that arise when its foreign subsidiaries (or the Company itself) enter into transactions, generally on an intercompany basis, denominated in currencies other than their local currency. The Company also faces currency exposure that arises from translating the results of its global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. Historically, the Company has not used financial derivatives to hedge against fluctuations in currency exchange rates. Based on the Company's overall exposure for foreign currency at May 31, 2003, a hypothetical 10 percent change in foreign currency rates would not have a material impact on the Company's balance sheet, net sales, net income or cash flows over a one-year period.

Forward-Looking Statements

This report contains certain statements that are "forward-looking statements" within the meaning of federal securities laws. Those statements are often indicated by the use of words such as "will," "intend," "anticipate," "estimate," "expect," "plan" and similar expressions, and include, but are not limited to, statements related to the timing and number of planned new product introductions; the effect of anticipated changes in the size, health and activities of population on demand for the Company's products; the Company's intent and ability to expand its operations; assumptions and estimates regarding the size and growth of certain market segments; the Company's ability and intent to expand in key international markets; the timing and anticipated outcome of clinical studies; assumptions concerning anticipated product developments and emerging technologies; the future availability of raw materials; the anticipated adequacy of the Company's capital resources to meet the needs of its business; the Company's intent and ability to consummate acquisitions; the Company's continued investment in new products and technologies; the ultimate success of the Company's strategic alliances and joint ventures; the ultimate marketability of products currently being developed; the ability to successfully implement new technology; future declarations of cash dividends; the Company's ability to sustain sales and earnings growth; the Company's goals for sales and earnings growth; the future value of the Company's Common Stock; the ultimate effect of the Company's Share Repurchase Programs; the Company's success in achieving timely approval of its products with domestic and foreign regulatory entities; the stability of certain foreign economic markets; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the impact of the transfer of marketing responsibility for the Company's internal fixation products; and the Company's ability to take advantage of technological advancements. Readers of this report are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward-looking statements contained in this report will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objectives will be achieved.

Market Value of Common Shares & Related Matters

The following table shows the quarterly range of high and low sales prices for the Company's Common Shares as reported by the Nasdaq Stock Market for each of the three most recent fiscal years ended May 31. The approximate number of record holders of outstanding Common Shares as of May 31, 2003 was 6,420.

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2003				
High	$29.28	$31.87	$30.50	$33.50
Low	21.75	25.69	26.42	26.74
2002				
High	$34.36	$33.74	$33.26	$32.68
Low	25.06	24.33	26.77	25.18
2001				
High	$23.50	$26.92	$27.83	$30.67
Low	14.97	19.08	20.46	23.67

The Company paid cash dividends of $0.10, $0.09 and $0.07 per share for the fiscal years ended May 31, 2003, 2002 and 2001, respectively.

Principal Market for Common Shares

The Common Shares of Biomet, Inc. are traded on the Nasdaq Stock Market (Trading Symbol: BMET). The following firms currently make a market in Biomet Common Shares:

A.G. Edwards & Sons, Inc.
Advest, Inc.
Alternate Display Facility
American Stock Exchange
Archipelago Exchange (The)
Avalon Research Group, Inc.
Banc of America Securities
Bear, Stearns & Co. Inc.
Bernard L. Madoff
BrokerageAmerica LLC
B-Trade Services LLC
Cantor, Fitzgerald & Co.
Chicago Stock Exchange
CIBC World Markets Corp.
Cincinnati Stock Exchange
Citigroup Global Markets Inc.
Credit Suisse First Boston
Deutsche Banc Alex Brown
Dresdner Kleinwort Wasserstein
Fahnestock & Co., Inc.
Fidelity Capital Markets
First Albany Corporation
Friedman Billings Ramsey & Co
Fulcrum Global Partners LLC
Goldman, Sachs & Co.
Harris Nesbitt Gerard
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.
Knight Securities L.P.
Leerink Swann & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner
Morgan Stanley & Co., Inc.
NatCity Investments, Inc.
Needham & Company, Inc.
Pershing Trading Company
Piper Jaffray Companies Inc.
Prudential Securities Inc.
RBC Dain Rauscher Inc.
Robert W. Baird & Co, Inc.
Sandford C. Bernstein & Co.
Schwab Capital Markets
SG Cowen Securities
Soundview Technology Group
Southwest Securities, Inc.
Susquehanna Capital Group
THE BRUT ECN, LLC
The Robinson Humphrey Co.
ThinkEquity Partners
Thomas Weisel Partners
Timber Hill Inc.
Track ECN
UBS Securities, LLC
Vandham Securities
Wachovia Capital Markets
Weeden and Co. Inc.
Wells Fargo Van Kasper
Wien Securities Corp.
William Blair & Co.

Board of Directors

Dane A. Miller, Ph.D.
President
and Chief Executive Officer

Niles L. Noblitt
Chairman of the Board

Jerry L. Ferguson
Vice Chairman of the Board

Daniel P. Hann
Senior Vice President,
General Counsel and Secretary

C. Scott Harrison, M.D.
Orthopedic Surgeon
and Co-Founder,
Chief Executive Officer and
Chairman of CURE International
(non-profit organization)

M. Ray Harroff
President, Stonehenge
Links Village Development
(real estate development)

Thomas F. Kearns, Jr.
Retired Partner,
Bear, Stearns & Co., Inc.
(investment banking)

Jerry L. Miller
President, Havirco
(private investment management)

Kenneth V. Miller
Vice President, Havirco
(private investment management)

Charles E. Niemier
Senior Vice President –
International Operations

Marilyn Tucker Quayle
President, BTC, Inc.
(private holding company)

Prof. Dr. Bernhard Scheuble
Chairman and Chief Executive
Officer, Merck KGaA*
Darmstadt, Germany
(pharmaceutical company)

L. Gene Tanner
Vice Chairman of the Board,
NatCity Investments, Inc.
(investment banking)

Principal Officers

Dane A. Miller, Ph.D.
President
and Chief Executive Officer,
Biomet, Inc.

Niles L. Noblitt
Chairman of the Board,
Biomet, Inc.

Jerry L. Ferguson
Vice Chairman of the Board,
Biomet, Inc.

Garry L. England
Senior Vice President –
Warsaw Operations,
Biomet, Inc.

Daniel P. Hann
Senior Vice President,
General Counsel and Secretary,
Biomet, Inc.

Gregory D. Hartman
Senior Vice President –
Finance, Treasurer
and Chief Financial Officer,
Biomet, Inc.

Charles E. Niemier
Senior Vice President –
International Operations,
Biomet, Inc.

Joel P. Pratt
Senior Vice President,
Biomet, Inc.
President,
Walter Lorenz Surgical, Inc.

Bart J. Doedens
Vice President,
Biomet, Inc.
President,
Implant Innovations, Inc.

James R. Pastena
Vice President,
Biomet, Inc.
President,
EBI, L.P.

Roger P. Van Broeck
Chief Executive Officer,
BioMer C.V.

David A. Nolan, Jr.
President,
Arthrotek, Inc.

Corporate Headquarters

Biomet, Inc.
56 East Bell Drive
P.O. Box 587
Warsaw, Indiana 46581-0587
Phone 574.267.6639
Fax 574.267.8137
www.biomet.com

Principal Subsidiaries

Arthrotek, Inc.
56 East Bell Drive
P.O. Box 587
Warsaw, Indiana 46581-0587
Phone 574.267.6639
Fax 574.372.1718
www.arthrotek.com

Biomet Merck* Joint Venture
BioMer C.V./Biomet Merck B.V.
Toermalijnring 600
3316 LC Dordrecht
P.O. Box 3051
3301 DB Dordrecht
The Netherlands
Phone 31.78.629.29.19
Fax 31.78.629.29.41
www.biometmerck.com

Biomet Orthopedics, Inc.
56 East Bell Drive
P.O. Box 587
Warsaw, Indiana 46581-0587
Phone 574.267.6639
Fax 574.267.8137
www.biomet.com

EBI, L.P.
100 Interpace Parkway
P.O. Box 346
Parsippany, NJ 07054-0346
Phone 973.299.9300
Fax 973.541.9132
www.ebimedical.com

Implant Innovations, Inc. (3i)
4555 Riverside Drive
Palm Beach Gardens, FL 33410
Phone 561.776.6700
Fax 561.776.6762
www.3i-online.com

Walter Lorenz Surgical, Inc.
1520 Tradeport Drive
P.O. Box 18009
Jacksonville, FL 32229-8009
Phone 904.741.4400
Fax 904.741.4500
www.lorenzsurgical.com

Design

Biomet Marketing
Communications

Photography

Roberts Photography Inc.
Ft. Wayne, Indiana

Printing & Pre-Press

Mignone Communications, Inc.
Huntington, Indiana

Mossberg & Company Inc.
South Bend, Indiana

Merck KGaA, Darmstadt, Germany, is not affiliated with Merck & Co., Inc., Whitehouse Station, New Jersey.

BIOMET INC